SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:


PRESS RELEASE March 5, 2003

NOTICE OF MEETING

2003 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS
  RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

MANAGEMENT PROXY/INFORMATION CIRCULAR

SECOND QUARTER FINANCIAL STATEMENTS
(unaudited)

2002 AUDITED FINANCIAL STATEMENTS

2002 ANNUAL REPORT TO SHAREHOLDERS

2002 ANNUAL INFORMATION FORM

PRESS RELEASE March 5, 2003

              POLYAIR INTER PACK REPORTS FIRST QUARTER 2003 RESULTS

TORONTO, March 5, 2003 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported first quarter net income of $147,000, or $0.02 per diluted share versus $70,000, or $0.01 per diluted share in the same period a year ago.

Fiscal first quarter 2003 highlights (US$):

     Sales increased by 3.3% to $24.5 million, up from $23.8 in the same period in 2002

     Gross margin, as a percent of sales, increased to 21.8% from 20.9% in the prior year

     Net debt decreased by $4.0 million to $22.0. million from $26.0 million in the previous year. This reduces PPK's debt/capitalization from 57% to 48%.

                                                3 Months Ended
                                        February 1      January 26       %
                                        2003            2002            Change
         Sales
         Packaging Products             20,739          19,879           4.3%
         Pool Products                   3,799           3,872          (1.9%)
         Total Sales                    24,538          23,751           3.3%
         Earnings Before interest,       1,955           1,906           2.6%
         Taxes, depreciation (EBITDA)

         Net Income                        147              70         110.0%

         Earnings Per Share - Basic      $0.02           $0.01         100.0%
                            - Diluted    $0.02           $0.01         100.0%

     All amounts are expressed in thousands of U.S. dollars except for per share amounts.

Management's perspective

"The first quarter of 2003 reflected steady growth as sales of the Packaging products increased 4.3% compared to the same period last year, while Pool products revenues were slightly down as it was decided not to offer Early Buy incentives of prior years", commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer. "Gross Margin increased in the quarter due to product mix, as sales increased in e-commerce products".

Mr. Schnurbach continued, "As a result of reduced net debt during the first quarter, interest expense decreased by 36.4% to $316,000 from $497,000 in the prior year. This was offset somewhat by an increase in selling, general and administrative expenses, representing critical investments the Company made in employee infrastructure to support expected growth."

During the first quarter, the Company purchased 120,000 shares of stock at US$5.35 per share under its Normal Course Issuer bid.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar Group the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates ten manufacturing facilities, seven of which are based in the United States where the Company generates approximately 86% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. For further information contact:

Teresa Bess, Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

NOTICE OF MEETING

POLYAIR INTER PACK INC.
NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Polyair Inter Pack Inc. (the ""Corporation'') will be held at the head office of the Corporation, at 258 Atwell Drive, Toronto, Ontario, M9W 5B2, on Thursday, April 10, 2003, at the hour of 4:00 o'clock in the afternoon (Toronto time), for the following purposes:

     1. to receive and consider the financial statements of the Corporation for the year ended October 31, 2002, and the report of the auditors thereon;

     2.   to elect directors;

     3. to appoint auditors and authorize the directors to fix the auditors' remuneration;

     4. to consider and, if thought fit, to pass a resolution authorizing an amendment to the Corporation's Stock Option Plan to reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto; and

     5. to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

     This notice is accompanied by a form of proxy, a management information circular and the consolidated financial statements of the Corporation for the year ended October 31, 2002.

     Shareholders who are unable to be present in person at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting in the envelope provided for that purpose.

     The board of directors has fixed the close of business on March 3, 2003 as the record date for the determination of holders of common shares entitled to notice of the meeting and any adjournments thereof.

     The board of directors has fixed the close of business on the second business day preceding the day of the meeting (excluding Saturdays, Sundays and holidays) and any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof shall be deposited with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

DATED at Toronto, Ontario this 10th day of March, 2003.

                                By Order of the Board of Directors
                                HENRY SCHNURBACH
                                President

2003 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS


POLYAIR INTER PACK INC
FIRST QUARTER 2003 RESULTS
FEBRUARY 1, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations

The company's net sales increased 3.3% to $24.5 million in the first quarter of 2003 compared to $23.8 million in the first quarter of 2002. Sales of packaging products increased by 4.3% to $20.7 million compared to $19.9 million in the same period of 2002. Higher volumes were experienced in both the e-commerce and traditional bubble product lines. Sales of pool products remained unchanged at $3.8 million during the quarter compared to the first quarter of 2002, as the Early Buy Program was not promoted as in prior years.

Gross profit, as a percentage of sales, increased to 21.8% during the quarter compared to 20.9% in the previous year. This was the result of the improved operating efficiencies and a change in product mix, in particular, an increase of e-commerce products.

As a percentage of sales, selling and administrative expenses increase to 19.5% from 18.3% during the same period of 2002. The increase was due to the increase in staffing and related expenses over the prior year required to support the expected growth of the Company.

Operating profit as a percentage of sales, decreased to 2.3% during the quarter compared to 2.6% in the prior year as a result of the increased costs to support expected growth of the business.

Net interest expense decreased to$316,000 in the first quarter 2003 from $497,000 in the comparable period of 2002. The decrease was due to lower average borrowings during the period.

Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

At February 1, 2003 the company had total debt, net of cash and short-term investments, of $22.0 million compared to $26.0 million at the end of fiscal 2002. Unused available borrowing capacity was approximately $5.9 million at the end of the first quarter of 2003 compared to $9.6 million in the previous year. The Company has invested in excess of two million dollars on product development and equipment in the first quarter.


During the first quarter of 2003, the Company pursuant to a Normal Course Issuer Bid purchased 120,000 shares of stock at a cost of USD $5.35. The purchase was made using available cash balances.

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

MANAGEMENT PROXY/INFORMATION CIRCULAR


                            POLYAIR INTER PACK INC.
               NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Polyair Inter Pack Inc. (the ""Corporation'') will be held at the head office of the Corporation, at 258 Atwell Drive, Toronto, Ontario, M9W 5B2, on Thursday, April 10, 2003, at the hour of 4:00 o'clock in the afternoon (Toronto time), for the following purposes:

     1. to receive and consider the financial statements of the Corporation for the year ended October 31, 2002, and the report of the auditors thereon;

     2.   to elect directors;

     3. to appoint auditors and authorize the directors to fix the auditors' remuneration;

     4. to consider and, if thought fit, to pass a resolution authorizing an amendment to the Corporation's Stock Option Plan to reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto; and

     5. to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

     This notice is accompanied by a form of proxy, a management information circular and the consolidated financial statements of the Corporation for the year ended October 31, 2002.

     Shareholders who are unable to be present in person at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting in the envelope provided for that purpose.

     The board of directors has fixed the close of business on March 3, 2003 as the record date for the determination of holders of common shares entitled to notice of the meeting and any adjournments thereof.

     The board of directors has fixed the close of business on the second business day preceding the day of the meeting (excluding Saturdays, Sundays and holidays) and any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof shall be deposited with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

DATED at Toronto, Ontario this 10th day of March, 2003.
By Order of the Board of Directors
HENRY SCHNURBACH
President

                            POLYAIR INTER PACK INC.
                        MANAGEMENT INFORMATION CIRCULAR
                            SOLICITATION OF PROXIES

     This management information circular is furnished in connection with the solicitation of proxies by the management of POLYAIR INTER PACK INC. (the
""Corporation'') for use at the Annual & Special Meeting of Shareholders (the ""Meeting'') of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the ""Notice of Meeting''). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is as at February 15, 2003. Unless expressly stated as being in Canadian dollars (""CDN''), all monetary references in this Circular are in U.S. dollars.

                       ADVICE TO BENEFICIAL SHAREHOLDERS

     Shareholders who do not hold their shares in their own name (""Beneficial Shareholders''), are advised that only instruments of proxy from shareholders of record can be recognized and voted at the meeting. Beneficial Shareholders who complete and return a proxy must indicate the person (usually a brokerage firm) who holds their shares as a registered shareholder. Every intermediary (brokerage firm) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

                     APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

     A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

     A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                       EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, of which no Preference Shares and 6,104,300 Common Shares are issued and outstanding. Each Common Share entitles the registered holder thereof to one vote at all meetings of shareholders.

     All voting shareholders of record for purposes of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

     The Corporation has fixed March 3, 2003 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that: (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten
(10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

     To the knowledge of the directors and senior officers of the Corporation, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation, are as follows:

                                                           Percentage of total
                                           Number of         Common Shares
                                         Common Shares        Issued and
Name of Shareholder                         Held             Outstanding
Fred A. Litwin (1)                         2,979,233            48.8
Howson Tattersall Investment
  Counsel Limited                          1,251,100            20.5

(1) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 51.9% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation, and 100% of the issued and outstanding shares of Cambrelco Inc., a private Ontario corporation. Consolidated Mercantile Incorporated holds 2,726,533 common shares of the Corporation, and Cambrelco Inc. holds 227,700 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

                             ELECTION OF DIRECTORS

     Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

     The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                      Number of shares
                                                                                                       beneficially owned,
                                                                                                        directly or indirectly,
                                                                                        Year first      or over which
                                Present Principal                                       became a        control or direction
Name                            Occupation or Employment   Position with Corporation    Director        is exercised
Fred A. Litwin (3)              President of Forum              Chairman of the         1996            2,979,233 (1)
                                Financial Corporation           Board and Director
Henry Schnurbach                President and Chief             President and Chief     1996              202,400
                                Executive Officer of            Executive Officer
                                the Corporation                 and Director
Alan Castle                     President, Packaging            President, Packaging    1997              149,250
                                Sales and Marketing             Sales and Marketing
                                of the Corporation              and Director
Daniel S. Tamkin (2)(4)         President and Chief             Secretary and           1996                NIL
                                Operating Officer of            Director
                                Camtx Corporation
Sol D. Nayman (2)(3)(4)         Hill Gertner Mimran             Director                1996                  300
                                Nayman
Sidney Greenberg (2)(3)(4)      Vice-President, Astral          Director                1996                NIL
                                Media

NOTES

(1) These shares are owned by companies which are indirectly controlled by Mr. Litwin.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.
(4)  Member of the  Corporate  Governance  Committee.


                             EXECUTIVE COMPENSATION

     Summary of Compensation The following table sets forth all compensation earned during each of the last two completed Nscal years by the Chief Executive Officer and the Corporation's four most highly compensated executive officers who earned in excess of CDN$100,000 during such year (""Named Executive Officers'') other than the Chief Executive Officer:

                                                        Annual Compensation (3)
                                                        Salary         Bonus (2)
Name and Principal Position                     Year    ($)             ($)

Henry Schnurbach                                2002    216,546         509,554
 Chief  Executive Officer                       2001    222,224         NIL
 Polyair Inter Pack Inc                         2000    219,595         152,027

Alan Castle                                     2002    171,338         215,089
 President,  Packaging  Sales and Marketing     2001    122,195         NIL
 Cantar/Polyair Corp.                           2000    123,446         152,027

Gary Crandall                                   2002    199,160         194,805
 President,  Pool Sales and Marketing           2001    199,160         NIL
 Cantar/Polyair  Corp.                          2000    194,940          66,667

Ray Vershum                                     2002    112,386         16,025
 Regional  Vice-President,  Manufacturing       2001    112,386         NIL
 Cantar/Polyair Corp.                           2000    109,300         16,667

Chris Bartlett                                  2002     77,080         31,847
 Vice President, Engineering                    2001     78,582         NIL
 Cantar/Polyair Corp                            2000     77,738         20,270

(1) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%) of the total of the annual salary and bonus of such Named Executive Officer for the financial year.

Employment Agreements

     The Corporation has entered into employment agreements with each of Messrs. Schnurbach and Castle, which contain provisions relating to non-competition, confidentiality and profit participation. The Corporation has also entered into an employment agreement with Messrs. Crandall, Vershum and Bartlett which contain provisions relating to non-competition and confidentiality.

Compensation  of  Directors

     Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to a fee of CDN$500 for each meeting of the board of directors of the Corporation or committee thereof attended by such director, and to an annual retainer fee of CDN$5,000. Option Grants During the Fiscal Year Ended October 31, 2002 There were no options granted to any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2002.

Options  Exercised  During the Fiscal Year Ended October 31, 2002

     There were no options exercised by any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2002. Particulars of the Nscal year end value of unexercised options are as follows:

                                                                                       Value of Unexercised
                                Securities                      Unexercised Options     in-the-money
                                Acquired on     Aggregate       at Fiscal Year End      Options at
                                Exercise        Value Realized  Exercisable/            Fiscal Year End
Name                            (#)             ($)             Unexercisable (#)       Exercisable/($)
Henry Schnurbach                NIL             NIL             320,000/NIL             512,000/NIL
Alan Castle                     NIL             NIL             118,750/NIL             190,000/NIL
Gary Crandal                    NIL             NIL             142,500/NIL             228,000/NIL
Ray  Vershum                    NIL             NIL               7,000/NIL              11,200/NIL
Chris   Bartlett                NIL             NIL               2,000/5,000             3,200/NIL

Indebtedness of Directors and Senior Officers

     None of the Directors or senior officers of the Corporation or their respective associates or affiliates is indebted to the Corporation.

Composition  of  Compensation   Committee

     The Compensation Committee of the Corporation consists of three directors of the Corporation none of whom is an offier or employee or a former officer or employee of the Corporation or any of its subsidiaries except for Fred A. Litwin, who is Chairman of the Board of Directors of the Corporation and a former officer of a subsidiary of the Corporation. During the most recently completed financial year of the Corporation, membership of the Compensation Committee was as follows:

Fred A.Litwin
Sol D. Nayman
Sidney Greenberg

Compensation Committee Report on Executive Compensation

     The Compensation Committee is responsible for approving the remuneration package of the senior officers of the Corporation including the Chief Executive Officer and the Named Executive Officers. The Compensation Committee may invite the Chief Executive Officer or other officers of the Corporation to attend meetings to provide advice and consultation as required.

Executive Compensation Strategy

     The remuneration package of the senior officers of the Corporation has four principal components: (i) base salary; (ii) annual bonus incentive programs;
(iii) long-term incentives, such as stock options; and (iv) a reasonable program of benefits and perquisites.

     The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgement; (ii) motivate the performance of senior officers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

     The  Compensation  Committee  believes  that the policy  objectives  of the
Corporation will be enhanced when the components of compensation are commensurate with comparable levels of compensation of executives within a 5 broad spectrum of companies engaged in those sectors in which the Corporation conducts its major operations. In this regard, from time to time, the Compensation Committee may engage consultants to provide analysis and advice regarding comparable levels of compensation of companies that carry on a similar business. The Compensation Committee also takes into account the fact that the Corporation is operating in a North American economy, which is particularly relevant for the establishment of base salaries of the senior executives of the Corporation for future years.

PERFORMANCE GRAPH

     The following graph shows a five (5) year comparison of the percentage change in the Corporation cumulative total shareholder return on CDN$100 invested in its common shares on October 31, 1997 with the cumulative total return of the S&P/TSX Composite Index over the same period.

COMPARISON OF 5 YEAR CUMULATIVE  TOTAL RETURN* AMONG POLYAIR INTER PACK
INC. AND THE S&P/TSX COMPOSITE INDEX 0 20 40 60 80 100 120 140 160 Oct. 31/02 Oct. 31/01 Oct. 31/00 Oct. 31/99 Oct. 31/98 Oct. 31/97 POLYAIR INTER PACK INC. S&P/TSX COMPOSITE TSE 300 Polyair Inter Date Stock Index Pack Inc.


                        TSE 300         Polyair Inter
Date                    Stock Index     Pack Inc.

October 31,1997         100             100
October 31,1998          92              75
October 31,1999         110             101
October 31,2000         147              80
October 31, 2001        107              80
October 31, 2002         99             152


     * CDN$100 INVESTED ON 10/31/97 IN STOCK OR IN INDEX, INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING OCTOBER 31.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors and its Corporate Governance Committee continually review and evaluate the corporate governance policies and procedures of the Corporation. Recent changes in the regulatory environment as relates to corporate governance practices, including the U.S. Sarbanes-Oxley Act and the issuance of new rules and guidelines by the American Stock Exchange (the ""AMEX'') as well as proposed amendments to the guidelines of the Toronto Stock Exchange, are being reviewed and considered by the Board with a view to enhancing the Corporation's approach to corporate governance.

     The Toronto Stock Exchange Company Manual includes a specific set of guidelines (the ""TSX Guidelines'') which are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The Corporation's approach to corporate governance is summarized below.

     The board itself, however, has considered the TSX Guidelines and believes that its approach to corporate governance is working effectively for the Corporation and its shareholders. In particular, the board considers that many of the TSX Guidelines are better suited to corporations larger than the Corporation (such as financial institutions and large industrial corporations) and corporations, the shares of which are more widely held than those of the Corporation.

The Board of Directors

     The Corporation's board of directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the board is required to carry out its duties with a view to the best interests of the Corporation. To assist it in fulfilling this responsibility, the board has specifically recognized its responsibility for the following areas:

(a)  adoption of a strategic planning process;

(b) identification of the principal risks of the Corporation's business and monitoring the implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d) implementation of a communications policy to facilitate communications with shareholders and others involved with the Corporation; and

(e) integrity of the Corporation's internal control and management information systems.

     The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies as well as on the Corporation's overall financial position and its investments. Strategic, financial and succession plans are approved. In addition, developments and issues of current relevance are reviewed, and reports of board committees are received and considered.

     The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. It is anticipated that there will be at least six (6) meetings of the board during fiscal year 2003. There were six (6) meetings of the board during the Corporation's previous fiscal year.

     Much of the TSX Guidelines focuses on the composition of the board of directors of the Corporation and, in particular, on the number of ""unrelated directors'' who make up such board. In the TSX Guidelines, an ""unrelated director'' is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than an interest arising from shareholding. The TSX Guidelines also focus on the importance of having an appropriate portion of board members who are free from any interest or relationships with a significant shareholder of the Corporation, i.e. a shareholder controlling more than 50% of the voting securities. The 7 Corporation's largest shareholder, Mr. Fred A. Litwin, controls approximately 48.8% of the issued and outstanding voting securities of the Corporation.

     The board has concluded that four of the board's six members are ""related'' within the meaning of the TSX Guidelines. The board believes that the current composition of the board is appropriate in the Corporation's circumstances. The Corporation's principal shareholder, Fred A. Litwin, is Chairman of the Board of Directors of the Corporation. Mr. Litwin has been associated with the business of the Corporation since 1971 and his successful background in mergers and acquisitions makes him uniquely suited to fulfill his role as Chairman of the board. Messrs. Schnurbach, Castle and Crandall are intimately involved in the day-to-day affairs of the Corporation in their respective capacities as President and Chief Executive Officer, President, Packaging Sales and Marketing and President, Pool Sales and Marketing, and play a key role in the interaction between management and the board with respect to the ongoing business and affairs of the Corporation. Mr. Tamkin, who is Chief Operating Officer of a North American textile company, and a U.S. corporate and securities attorney who has significant public company experience, provides the board with valuable expertise and input with respect to management, corporate governance and regulatory issues.

     The board believes that its relationship with management in supervising the management of the business and affairs of the Corporation is appropriate, and that the focus in the TSE Guidelines on the independence of the board from
management   is  neither   necessary   nor   desirable   in  the   Corporation's
circumstances. The current management's significant contributions to the formation and continued growth of the Corporation and the confidence which the board understands shareholders to have in that management are factors supporting the board's opinion that additional independence is not in the Corporation's best interests. However, in order to assist the board in ensuring that the Corporation's system of corporate governance continues to suit its needs, as indicated above, the board has constituted a Corporate Governance Committee which will monitor the performance of the board in light of the TSX Guidelines and recommend modifications where appropriate.

Committees

     The board and its committees (consisting of an Audit Committee, a Compensation Committee and Corporate Governance Committee) operate effciently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All three committees has at least one member who is not an officer or employee of the Corporation or any of its affliates.

Audit Committee

     The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the annual meeting and terms of their remuneration.

     Section 121 of the AMEX requirements for listed companies (the ""Amex Guidelines'') provides that a listed company must have an audit committee of at least three members, comprised solely of ""independent'' directors. However, pursuant to Section 121B(b)(ii) of the Amex Guidelines, one director who is not ""independent'' as defined in Section 121, may be appointed to the audit committee if the board determines that membership on the committee by the individual is required by the best interests of the corporation. Although Mr. Tamkin is employed by an affiliate of the Corporation and is therefore not ""independent'' as defined in Section 121, the board has determined that, by virtue of Mr. Tamkin's significant public company experience and his ability to provide the board with valuable expertise and input with respect to management, corporate governance and regulatory issues, his membership on the Audit Committee is required by the best interests of the Corporation.

Compensation Committee

     The Corporation has established a Compensation Committee review to the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program.

Corporate  Governance  Committee

     As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be ""material'' to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation.

Response to Shareholders

     Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

     The board works closely with members of management. The board's access to information relating to the operations of the Corporation, through the membership on the board of directors of several key members of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Corporation.

     The Corporation's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Corporation's business to be co-ordinated and integrated across all areas of the Corporation's operations. All of the directors of the Corporation who hold management positions in the Corporation are also members of this committee. Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Corporation which they are then able to impart to other members of the board.

     The board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The board is confident that the Corporation's management responds ably to this expectation.

                 APPROVAL OF AMENDMENT TO THE STOCK OPTION PLAN

     The Corporation is seeking shareholders' approval of an amendment to the Corporation's Stock Option Plan to reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto. This amendment has been approved by the Board of Directors of the Corporation, subject to shareholder approval.

     The Stock Option Plan is designed to provide management and employees with compensation opportunities that encourage share ownership and enhance the Corporation's ability to attract and retain key employees and reward significant performance achievements. Under the Stock Option Plan, options are granted to directors, officers and employees of the Company and its affliates. The option price of any common shares cannot be less than the closing price of the shares on the Toronto Stock Exchange on the day immediately preceding the day upon which the option is granted. The options become exercisable over five years and expire after 10 years, subject to earlier termination in certain circumstances. The maximum number of common shares which may be reserved for issuance to any one person under the Stock Option Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis).


     The number of shares which may be reserved for issuance under the Stock Option Plan is currently limited to 1,040,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. The Company is proposing to amend the Stock Option Plan to increase the maximum number of common shares which may be reserved for issuance under the Stock Option Plan to 1,140,000.

     There are currently 1,006,000 Common Shares reserved for issuance under the Stock Option Plan, and options have been granted and remain outstanding under the Plan to purchase 836,650 Common Shares. Of these, 665,250 options have been granted to the Corporation's current management and directors. The remaining 169,350 Common Shares reserved for issuance are not expected to sustain grants to existing management under the Stock Option Plan past 2003. Moreover, the Corporation may hire additional management employees to whom options may be granted pursuant to the Stock Option Plan. As a result, the Board of Directors has determined that it is appropriate to reserve 100,000 additional Common
Shares to administer the regular stock option program and to give the Corporation the flexibility to make additional performance or incentive based option grants under the Stock Option Plan and to make additional option grants to new employees of the Corporation. Any further reservation of Common Shares for issue in accordance with the Stock Option Plan will require further approval by the shareholders of the Corporation. Pursuant to the policies of the TSX, the amendment to the Stock Option Plan must be approved by a majority of the votes cast at a shareholders' meeting, other than votes attaching to securities beneficially owned by:

(a)  insiders to whom  options may be issued  pursuant to the Stock Option Plan;
     and

(b)  associates (as defined in the Securities Act (Ontario)) of such persons.

     For this purpose, all shareholders of the Corporation will be entitled to vote on the amendment to the Stock Option Plan other than the Corporation's directors and senior officers, each of whom is an insider to whom options may be granted pursuant to the Stock Option Plan. The Chairman of the Corporation, Fred
A. Litwin, does not presently hold and, pursuant to a recent amendment to the Stock Option Plan, is not eligible to receive any options pursuant to the Stock Option Plan. As such, of the 6,104,300 Common Shares outstanding as at February 15, 2003, to the knowledge of the Corporation approximately 5,577,200 Common Shares are eligible to vote on the amendment to the Stock Option Plan.

     Unless a shareholder has specified in the accompanying form of proxy that the shares represented by such proxy are to be voted against the foregoing resolution, the persons named in the accompanying form of proxy intend to vote FOR such resolution.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     A company controlled by Fred A. Litwin, the Chairman and a Director of the Corporation has an interest in the property leased by the Corporation at its facility in Toronto.

     Fred A. Litwin and Daniel S. Tamkin, Secretary and a Director of the Corporation, are each paid CDN$50,000 per annum for consulting services provided to the Corporation. These services include advice and assistance relating to mergers, acquisitions and similar transactions by the Corporation as well as day-to-day legal and corporate affairs. These consulting arrangements are reviewed by the Compensation Committee and Board of Directors of the Corporation with each of Messrs. Litwin and Tamkin on an annual basis to determine whether they will be renewed and to outline the terms of any such renewal.


                            APPOINTMENT OF AUDITORS

     Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. KPMG LLP have been the auditors of the Corporation since 1994.


                                    GENERAL

     Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                              DIRECTORS' APPROVAL

     The contents and sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

BY ORDER OF THE
BOARD OF DIRECTORS
HENRY  SCHNURBACH
President

Toronto,  Ontario
March 10, 2003

SECOND QUARTER FINANCIAL STATEMENTS
(unaudited)

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

                                                                          AS AT
                                                        APRIL 27        OCTOBER 31      APRIL 28
(UNAUDITED)                                              2002            2001            2001
ASSETS
Current Assets:
Cash and short-term investments                       $   308        $    897        $    278
Accounts receivable, net of allowance                  20,441          16,162          17,972
for doubtful accounts
Income taxes receivable                                 1,369             809           2,106
Inventory                                              12,299          13,738          14,715
Future income tax assets                                  360             359             474
Prepaid expenses and other                                871             768           1,604
                                                       -------         -------         -------
                                                       35,648          32,733          37,149
Capital assets, net                                    33,153          33,947          34,604
Future income tax assets                                  512             511             589
Other assets, net                                       1,289           1,422           1,551
                                                       -------         -------         -------
                                                       70,602          68,613          73,893
                                                       =======         =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness                                      11,286           9,710          15,429
Accounts payable                                       10,721          10,409          11,654
Accrued liabilities                                     4,616           4,537           3,501
Income taxes payable                                    1,341             359             566
Current portion of long term debt                      10,391          11,589           3,350
                                                       -------         -------         -------
                                                       38,355          36,604          34,500

Long-term debt                                          8,389           9,361          18,851
Future income tax liabilities                           2,832           2,823           2,330

Shareholders' equity:
Capital stock                                           9,896           9,933           9,933
Retained earnings                                      11,364          10,191           8,059
Cumulative translation adjustment                        (234)           (299)            220
                                                       -------         -------         -------
                                                       21,026          19,825          18,212
                                                       -------         -------         -------
                                                     $ 70,602        $ 68,613        $ 73,893
                                                       =======         =======         =======

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                                                6 MONTHS ENDED APRIL          3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales                                                        $ 53,398        $ 50,683        $ 29,647        $ 26,948
Cost of sales                                                  41,253          40,999          22,475          21,662
                                                               -------         -------         -------         -------
Gross profit                                                   12,145           9,684           7,172           5,286
                                                               -------         -------         -------         -------
Expenses:
Selling                                                         5,024           5,097           2,589           2,531
General and administrative                                      4,090           4,023           2,178           2,038
                                                              --------         -------         -------         -------
                                                                9,114           9,120           4,767           4,569
                                                              --------         -------         -------         -------

Operating profit                                                3,031             564           2,405             717
Interest expense, net                                             951           1,386             454             738
                                                              --------         -------         -------         -------

Income (loss) before income taxes and minority interest         2,080            (822)          1,951             (21)
Minority interest                                                   3              34               0              34
Income taxes:                                                     884            (321)            822               1
                                                              --------         -------          ------         -------
Net income (loss) for the period                                1,199            (467)          1,129              12
Retained earnings, beginning of period                         10,191           8,780          10,235           8,150
Purchase of treasury stock                                        (26)           (254)              0            (103)
                                                               -------         -------         -------         -------
Retained earnings, end of period                             $ 11,364         $ 8,059        $ 11,364         $ 8,059
                                                               =======         =======         =======         =======
Earnings per share:
  Basic                                                        $ 0.19         $ (0.07)         $ 0.18         $ (0.00)
  Diluted                                                        0.19           (0.07)           0.18           (0.00)

Weighted average number of shares outstanding:
  Basic                                                     6,195,245       6,388,348       6,190,300       6,297,215
  Fully diluted                                             6,213,452       6,388,348       6,231,660       6,297,215


POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Cash provided by (used in):
Operating activities:
 Net income (loss) for the period                            $ 1,199         $  (467)        $ 1,129      $     12
 Non-cash items:
   Depreciation and amortization                               2,637           2,579           1,357         1,223
                                                              -------         -------         -------       -------

 Change in non-cash components of working capital              3,836           2,112           2,486         1,235
   Accounts receivable                                        (4,252)         (1,165)         (8,390)       (5,515)
   Inventory                                                   1,484          (1,571)            610          (465)
   Prepaid expenses and other                                   (102)           (995)            (64)         (349)
   Accounts payable and accrued liabilities                      336            (637)          1,497          (175)
   Income taxes                                                  423          (1,286)            966           (76)
                                                              -------         -------         -------       -------

                                                               1,725          (3,542)         (2,895)       (5,345)
Financing activities:
Decrease in long term debt                                    (2,176)         (1,516)         (1,340)         (948)
Increase (decrease) in bank indebtedness                       1,530           8,329           4,824         7,913
Purchase of treasury stock                                       (63)           (697)              0          (298)
                                                              -------         -------         -------       -------
                                                                (709)          6,116           3,484         6,667
                                                              -------         -------         -------       -------
Investing activities:
Purchase and deposits on building and equipment               (1,648)         (3,384)           (754)       (1,468)
Other                                                             28            (402)              0          (355)
                                                              -------         -------         -------       -------
                                                              (1,620)         (3,786)           (754)       (1,823)
Effect of foreign currency translation on cash balances           15             388             (24)           23
                                                              -------         -------         -------       -------

Increase (decrease) in cash position                            (589)           (824)           (189)         (478)
Cash position, beginning of period                               897           1,102             497           756
                                                              -------         -------         -------       -------
Cash position, end of period                                 $   308         $   278         $   308      $    278
                                                              =======         =======         =======       =======

Supplementary information:
Cash paid during the period for:
  Interest                                                   $   754         $ 1,289         $   438      $    738
  Income taxes, net of refunds                                   453             876            (142)            0


POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2001. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2001.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

2. Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

By geographic region:
                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales:
 United States                                               $ 46,335       $ 44,354          $ 25,956       $ 23,919
 Canada                                                         7,063          6,329             3,691          3,029
                                                              -------         -------          -------        --------
                                                             $ 53,398       $ 50,683          $ 29,647       $ 26,948

                                                                  AS AT APRIL 27                 AS AT APRIL 27
                                                                2002            2001            2002            2001
Capital assets and goodwill:
 United States                                               $ 24,429       $ 26,025          $ 24,429       $ 26,025
 Canada                                                         7,674          7,180             7,674          7,180
 Corporate                                                      1,862          2,301             1,862          2,301
                                                              -------         -------          -------        --------
                                                             $ 33,965       $ 35,506          $ 33,965       $ 35,506

By operating segment:
                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales:
 Packaging products                                          $ 40,459       $ 39,305          $ 20,580       $ 19,480
 Pool Products                                                 12,939         11,378             9,067          7,468
                                                              -------         -------          -------        --------
                                                             $ 53,398       $ 50,683          $ 29,647       $ 26,948
Depreciation and amortization:
 Packaging products                                          $  1,786       $  1,888          $    899       $    897
 Pool products                                                    389            334               179            137
 Corporate                                                        462            357               279            189
                                                              -------         -------          -------        --------
                                                             $  2,637       $  2,579          $  1,357       $  1,223

Operating profit (loss):
 Packaging products                                          $  5,126       $  3,259          $  2,742       $  1,546
 Pool products                                                    433            137             1,008            655
 Corporate                                                     (2,528)        (2,832)           (1,345)        (1,484)
                                                              -------         -------          -------        --------
                                                             $  3,031       $    564          $  2,405       $    717

Capital expenditures:
 Packaging products                                          $  1,175       $  2,570          $    514       $    920
 Pool products                                                    267            546                72            434
 Corporate                                                        206            268               168            114
                                                              -------         -------          -------        --------
                                                             $  1,648       $  3,384          $    754       $  1,468


                                                                  AS AT APRIL 27                 AS AT APRIL 27
                                                                2002            2001            2002            2001
Total assets:
 Packaging products                                          $ 43,629       $ 42,983          $ 43,629       $ 42,983
 Pool products                                                 22,032         24,552            22,032         24,552
 Corporate                                                      4,941          6,358             4,941          6,358
                                                              -------         -------          -------        --------
                                                             $ 70,602       $ 73,893          $ 70,602       $ 73,893

2002 AUDITED FINANCIAL STATEMENTS



AUDITORS' REPORT to the shareholders


We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/KPMG LLP

Chartered Accountants



Toronto, Canada

December 20, 2002

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

October 31, 2002 and 2001
---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                                $     2,998          $       897
     Accounts receivable, net of allowance for doubtful accounts                   15,840               16,162
     Due from joint venture (note 16)                                                 315                    -
     Income taxes receivable                                                          252                  809
     Inventory (note 3)                                                            10,825               13,738
     Prepaid expenses and other                                                       605                  768
     Future income tax assets (note 10)                                               885                  359
---------------------------------------------------------------------------------------------------------------
                                                                                   31,720               32,733

Capital assets, net (note 4)                                                       33,425               33,947

Future income tax assets (note 10)                                                    519                  511

Intangible and other assets, net (note 5)                                           1,747                1,422

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 6)                                               $         -          $     9,710
     Accounts payable                                                               9,192               10,409
     Accrued liabilities                                                            6,106                4,537
     Income taxes payable                                                           2,942                  359
     Current portion of long-term debt (note 7)                                     3,064               11,589
---------------------------------------------------------------------------------------------------------------
                                                                                   21,304               36,604

Long-term debt (note 7)                                                            18,846                9,361

Future income tax liabilities (note 10)                                             2,847                2,823

Shareholders' equity:
     Capital stock (note 8)                                                        10,021                9,933
     Retained earnings                                                             14,614               10,191
     Cumulative translation account                                                  (221)                (299)
---------------------------------------------------------------------------------------------------------------
                                                                                   24,414               19,825

Commitments and contingencies (notes 11 and 13)
Subsequent event (note 8)

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Sales                                                   $     119,510        $    111,624         $    104,964

Cost of sales                                                  91,158              88,163               82,058
----------------------------------------------------------------------------------------------------------------
Gross profit                                                   28,352              23,461               22,906

Expenses:
     Selling                                                   10,888              10,226                8,664
     General and administrative                                 8,190               7,564                6,958
----------------------------------------------------------------------------------------------------------------
                                                               19,078              17,790               15,622
----------------------------------------------------------------------------------------------------------------

Operating profit                                                9,274               5,671                7,284
Interest expense, net (note 7)                                  1,717               2,599                2,024
----------------------------------------------------------------------------------------------------------------
Income before minority interest and income taxes                7,557               3,072                5,260

Minority interest                                                  13                   3                   10

Income taxes (recovery) (note 10):
     Current                                                    3,631                 705                1,496
     Future                                                      (510)                705                  648
----------------------------------------------------------------------------------------------------------------
                                                                3,121               1,410                2,144
----------------------------------------------------------------------------------------------------------------

Net income                                                      4,449               1,665                3,126

Retained earnings, beginning of year                           10,191               8,780                6,067

Premium on common shares purchased for
   cancellation (note 8)                                          (26)               (254)                (413)

----------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                          $      14,614        $     10,191         $      8,780
----------------------------------------------------------------------------------------------------------------

Earnings per share (note 9):
     Basic                                              $        0.72        $       0.27         $       0.48
     Diluted                                                     0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 9):
     Basic                                                  6,206,311           6,232,052            6,571,400
     Diluted                                                6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Net income                                           $     4,449         $     1,665          $     3,126
     Items which do not involve cash:
         Depreciation and amortization                          5,995               5,534                4,035
         Future income taxes                                     (510)                705                  648
         Minority interest                                        (13)                 (3)                 (10)
----------------------------------------------------------------------------------------------------------------
                                                                9,921               7,901                7,799
     Change in non-cash operating working capital:
         Accounts receivable                                      354                 577               (4,727)
         Inventory                                              2,955                (708)              (3,730)
         Prepaid expenses and other                               168                (167)                (276)
         Accounts payable and accrued liabilities                 289                (697)               2,618
         Income taxes payable                                   3,140                (196)                (519)
----------------------------------------------------------------------------------------------------------------
                                                               16,827               6,710                1,165

Financing activities:
     Increase in long-term debt                                18,373                   -                8,200
     Decrease in long-term debt                               (17,346)             (2,744)              (2,867)
     Increase (decrease) in bank indebtedness                  (9,710)              2,624                5,894
     Common shares repurchased                                    (63)               (697)                (709)
     Stock options exercised                                      125                   -                    -
----------------------------------------------------------------------------------------------------------------
                                                               (8,621)               (817)              10,518

Investing activities:
     Purchase and deposits on building
       and equipment                                           (5,218)             (5,296)              (7,313)
     Acquisitions (note 2)                                        -                     -               (5,438)
     Due from joint venture                                      (313)                  -                    -
     Other                                                       (474)               (418)                (181)
----------------------------------------------------------------------------------------------------------------
                                                               (6,005)             (5,714)             (12,932)

Effect of foreign currency translation on
   cash balances                                                 (100)               (384)                (108)
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                2,101                (205)              (1,357)

Cash and cash equivalents, beginning of year                      897               1,102                2,459
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $     2,998         $       897          $     1,102
----------------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
     Interest paid                                        $     1,480         $     2,151          $     1,950
     Income taxes paid, net of refunds                            618               1,070                1,964
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000

-------------------------------------------------------------------------------

Polyair Inter Pack Inc. (the "Company") manufactures and markets packaging and pool products to distributors located primarily in North America. The majority of the Company's sales are to customers in the United States from operations in the United States. The Company was incorporated under the Business Corporations Act, Ontario.

The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Cantar/Polyair Inc., Cantar/Polyair Corporation, Cantar/Polyair Canada Limited, Performa Corp., C/P International Corp. Inc., Cantar/Polyair of Illinois Inc., Mabex Universal Corporation and P.S.C. Moulding Corporation (76% owned). The Company accounts for its interest in a joint venture, PXL Cross Linked Foam Corporation ("PXL") (50.1% owned) (note 16), using the proportionate consolidation method from the date of acquisition. All significant intercompany accounts and transactions have been eliminated on consolidation.


1.     Significant accounting policies:

       The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 17, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


       (a) Reporting currency:

            The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on translation are deferred as a separate component of shareholders' equity.

       (b) Measurement uncertainty:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The most significant estimates are related to the valuation of accounts receivable and future income taxes. Actual results could differ from those estimates.

       (c) Revenue recognition:

            Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

       (d) Cash and cash equivalents:

            The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition to be cash equivalents.

       (e)  Inventory:

            Raw material inventory is stated at the lower of cost and replacement cost. Finished goods inventory is stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

       (f) Capital assets:

            Capital assets are recorded at cost, including, for major projects, interest capitalized during the construction period. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:

-------------------------------------------------------------------------------
           Building                                                     2-1/2%
           Machinery and equipment                                   10% - 50%
           Furniture and fixtures                                          20%
           Computer equipment                                              33%
           Leasehold improvements                      Over term of lease plus
                                                           first renewal term
-------------------------------------------------------------------------------

           Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.


       (g) Patent, trademarks and license agreement:


           Patent, trademarks and license agreement are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives (11 years) of the intangible assets using the straight-line method.


       (h) Deferred financing costs:


          Deferred financing costs are amortized over the term of the related financing.


       (i) Goodwill:


           Goodwill is amortized on a straight-line basis over 10 years. The company periodically evaluates permanent impairment of goodwill by reference to expected undiscounted operating cash flow of the respective entities and any impairment is recognized in income.


       (j) Foreign currency translation:


           Monetary items denominated in foreign currencies are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.


       (k) Financial instruments:


           The Company, in the normal course of business, periodically enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same year as the underlying exposure being hedged.


       (l) Income taxes:


           The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

           Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

       (m) Stock-based compensation plan:

            The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

       (n) Earnings per share:

            Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

       (o) Recently issued accounting pronouncements:

            (i) Stock-based compensation and other stock-based payments:

                In December 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning November 1, 2002 for awards granted on or after that date. The Company expects that the impact of this new accounting pronouncement, will not be material to its financial position, results of operations or cash flows.

           (ii) Foreign currency translation and hedging relationships:


                The CICA's Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective for the Company's fiscal year beginning on November 1, 2002 with retroactive restatement of prior periods. The Company expects that the adoption of this amendment will not have a material impact on the Company's financial position. In addition, the CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company is currently assessing the impact of this new accounting pronouncement.

           (iii) Business combinations and goodwill:

                In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

                In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of November 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of November 1, 2002.

                As of October 31, 2002, the Company had unamortized goodwill of $822,000 and unamortized other intangible assets of $221,000, all of which are subject to the transitional provisions of Sections 1581 and 3062. The Company estimates that the impact of these provisions will not be material to its results of operations.


2.     Acquisitions:


       Effective August 23, 2000, the Company acquired substantially all of the assets of Accent Packaging ("Accent"), a division of Century Products Inc., and certain assets of Beco Building Products Inc. ("Beco"). Accent, a regional manufacturer of a specialized line of packaging products, including bubble mailers, and bubble and reflective insulation, has facilities in Atlanta, Georgia and Malden, Massachusetts. Beco is a supplier of specialized building materials and services to commercial users. The total consideration for the assets purchased was cash of $5.4 million including acquisition costs. The results of operations have been consolidated from the date of acquisition. The purchases are accounted for using the purchase method and the purchase cost was allocated to the fair value of the net assets acquired as follows:

-------------------------------------------------------------------------------

       Inventory                                          $      260
       Capital assets                                          5,178

-------------------------------------------------------------------------------
                                                          $    5,438
-------------------------------------------------------------------------------

3.     Inventory:

-------------------------------------------------------------------------------
                                            2002                2001
-------------------------------------------------------------------------------

       Raw materials                  $    5,492         $     8,440
       Finished goods                      5,333               5,298

-------------------------------------------------------------------------------
                                      $   10,825         $    13,738
-------------------------------------------------------------------------------


4.     Capital assets:

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2002                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                993               6,921
       Machinery and equipment          40,123             16,331              23,792
       Furniture and fixtures              713                605                 108
       Computer equipment                1,823              1,198                 625
       Leasehold improvements            2,382              1,522                 860
       Construction in progress            987                  -                 987

--------------------------------------------------------------------------------------
                                   $    54,074         $   20,649         $    33,425
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2001                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                790               7,124
       Machinery and equipment          36,776             14,638              22,138
       Furniture and fixtures              917                622                 295
       Computer equipment                2,585              1,833                 752
       Leasehold improvements            2,177              1,098               1,079
       Construction in progress          2,427                  -               2,427

--------------------------------------------------------------------------------------
                                   $    52,928         $   18,981         $    33,947
--------------------------------------------------------------------------------------


5. Intangible and other assets:

----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2002                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       408         $      187         $       221
       Deferred financing costs                                   1,247                543                 704
       Goodwill                                                   1,063                241                 822

----------------------------------------------------------------------------------------------------------------
                                                            $     2,718         $      971         $     1,747
----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2001                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       434         $      189         $       245
       Deferred financing costs                                     726                420                 306
       Goodwill                                                   1,066                195                 871
----------------------------------------------------------------------------------------------------------------
                                                            $     2,226         $      804         $     1,422
----------------------------------------------------------------------------------------------------------------


6.     Bank indebtedness:


     During the year, the Company negotiated a replacement borrowing facility with new lenders. This new facility provides the Company with a total line of credit of approximately $55.7 million, of which a maximum of $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2002 balances, the available line of credit is $17.8 million, of which the Company has used $9.3 million to support its long-term debt, including a letter of credit of $6.3 million. As at October 31, 2002, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately $8.8 million. The remaining $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which $13.0 million (2001 - $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.


     Certain of the loans disclosed in note 7 are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.


---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       $21,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.75%                          $         -          $         -
       $4,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime
         plus 0.5% or LIBOR plus 2.75%                                                  -                    -
       $11,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.25%                                    -                8,523
       $5,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime                                   -                1,187

---------------------------------------------------------------------------------------------------------------
                                                                              $         -          $     9,710
---------------------------------------------------------------------------------------------------------------


       The weighted average year end exchange rate is nil in 2002 (2001 - 5.82%)


7.     Long-term debt:

---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       Term loan, repayable by monthly principal payments
         of $99,500 plus interest at prime plus 0.5%                          $         -          $     5,323
       Term loan, repayable by monthly principal payments
         of $83,333 plus interest at prime plus 2%                                      -                4,700
       Debenture loan, bearing interest at 6.5% per annum,
         maturing April 1, 2005                                                     3,500                4,000
       Debenture loan, repayable by quarterly sinking fund
         installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         June 1, 2016                                                               2,792                2,895
       Loan, repayable by monthly blended principal and interest
         installments of $20,527, bearing interest at 3%, maturing
         January 2006                                                                 762                  982
       Loan, repayable by monthly blended principal and
         interest installments of $14,075, bearing interest at 3%,
         maturing March 2007                                                          696                  842
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $13,150
         (Cdn. $20,250) plus interest at prime plus 1%                                  -                  770
       Loan, repayable by monthly blended principal and interest
         installments of $12,903, bearing interest at 3%, maturing
         June 2007                                                                    671                  804
       Debenture loan, repayable by quarterly sinking fund installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         September 2003                                                               143                  293
       Term loan, repayable by monthly blended principal and
         interest installments of $17,012, bearing interest at
         7.756%, due April 2002                                                         -                  100
       Note payable, repayable in quarterly blended
         principal and interest installments of $16,942,
         bearing interest at 12%, maturing October 31, 2005                           175                  218
       Term loan, repayable by monthly principal payments
         of $54,762 plus interest at prime plus 0.5%,
         maturing June 2009                                                         2,107                    -
       Term loan, repayable by monthly principal payments
         of $46,667 plus interest at prime plus 0.5%,
         maturing June 2012                                                         5,180                    -
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $21,400
         (Cdn. $32,679) plus interest at prime plus 1%,
         maturing November 1, 2005                                                  1,676                    -
       Term loan, repayable by monthly principal payments
         of $57,958.60 plus interest at 5.07%, maturing
         August 2007 (Wells Fargo)                                                  2,931                    -
       Term loan, repayable by monthly principal payments
         of $24,075.20 plus interest at 4.97%, maturing
         September 2007 (Wells Fargo)                                               1,277                    -
       Loan, repayable by monthly blended principal and
         interest installments of $1,640, bearing interest at 6%                        -                   23
---------------------------------------------------------------------------------------------------------------
                                                                                   21,910               20,950
       Less current portion                                                         3,064               11,589
---------------------------------------------------------------------------------------------------------------
                                                                              $    18,846          $     9,361
---------------------------------------------------------------------------------------------------------------


       Interest expense (income) is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
---------------------------------------------------------------------------------------------------------------

       Interest expense on long-term debt                  $    1,052         $     1,518          $     1,243
       Other interest expense                                     677               1,091                  850
       Interest income                                            (12)                (10)                 (69)

---------------------------------------------------------------------------------------------------------------
                                                           $    1,717         $     2,599          $     2,024
---------------------------------------------------------------------------------------------------------------

       Aggregate maturities on long-term debt are as follows:

-
       2003                                        $     3,064
       2004                                              4,009
       2005                                              5,080
       2006                                              2,679
       2007                                              1,935
       Thereafter                                        5,143
---------------------------------------------------------------
                                                   $    21,910
---------------------------------------------------------------


8.     Capital stock:

       Authorized:
           Unlimited common shares

       Issued:

-----------------------------------------------------------------------------------------------------------------
                                                                 2002                           2001
-----------------------------------------------------------------------------------------------------------------
                                                        Shares         Amount            Shares         Amount
-----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year                6,215,300    $     9,933         6,502,100    $    10,376
       Shares repurchased for cancellation             (25,000)           (37)         (286,800)          (443)
       Options exercised during year                    33,000            125                 -              -

-----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year                      6,223,300    $    10,021         6,215,300    $     9,933
-----------------------------------------------------------------------------------------------------------------


       During the year, the Company repurchased for cancellation 25,000 (2001 - 286,800) common shares pursuant to a Normal Course Issuer bid at an average cost of $ 2.57 (2001 - $2.43) per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.


       Stock options:


       Prior to May 31, 2002, the Board of Directors granted options to purchase shares, which vest over a period of seven years, to directors, officers or full-time salaried employees of the Company. One-seventh of the options were exercisable on the date of grant, with the balance vesting one-seventh on each of the next six anniversary dates. All options were set to expire seven years from the date of grant. Under the plan 941,000 options were issuable. At year end, the weighted average remaining contractual life of the options is 0.7 years (2001 - 1.7 years; 2000 -
       2.7 years) and 658,143 (2001 - 707,443; 2000 609,443) options are exercisable, at $6.00.


       Effective May 31, 2002, the Plan was amended to:


       (a) Extend the term for exercise of options granted under the Plan after May 31, 2002 from seven years to ten years.


       (b) Increase the number of options to purchase common shares that may be granted under the Plan by 100,000.


       (c) Reduce the vesting period for any new options granted under the Plan after May 31, 2002 to five years from seven years.

----------------------------------------------------------------------------------------------------------------
                                                         Options                Average exercise price (Cdn. $)
                                               2002       2001       2000        2002        2001         2000
----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year       871,200    871,900    841,700    $   6.00    $   6.00    $    6.00
       Granted                               16,800     18,900     35,500        6.34        6.00         6.00
       Exercised                            (33,000)         -          -       (6.00)      (6.00)           -
       Forfeited                            (17,350)   (19,600)    (5,300)      (6.00)      (6.00)       (6.00)
----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year             837,650    871,200    871,900        6.00        6.00         6.00
----------------------------------------------------------------------------------------------------------------

       Subsequent to the year end, the Company repurchased 120,000 shares at a cost of $634,615.


9.     Earnings per share:


       The following table sets forth the calculation of basic and diluted earnings per share:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Numerator:
           Net income (earnings available to
              common shareholders)                     $        4,449       $       1,665        $       3,126

----------------------------------------------------------------------------------------------------------------

       Denominator:
           Weighted average number of
              shares outstanding                            6,206,311           6,232,052            6,571,400
           Effect of dilutive securities:
                Employee stock options                         82,148                   -                    -

----------------------------------------------------------------------------------------------------------------
       Weighted average shares - diluted                    6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------
       Earnings per share:
           Basic                                           $     0.72         $      0.27          $      0.48
           Diluted                                               0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------


10.    Income taxes:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Current income taxes:
           U.S. federal                                    $    2,795           $     725           $      977
           U.S. state                                             707                 129                  407
           Canada                                                 129                (149)                 112
----------------------------------------------------------------------------------------------------------------
                                                                3,631                 705                1,496
       Future income tax expense (recovery):
           U.S. federal                                          (225)                331                  392
           U.S. state                                             (56)                 70                   85
           Canada                                                (229)                304                  171
----------------------------------------------------------------------------------------------------------------
                                                                 (510)                705                  648
----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------


       The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rates of approximately 39.0% (2001 - 42.4%) to earnings as described below:

                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Income tax expense calculated
         using statutory tax rates                         $    2,952           $   1,303           $    2,320
       Non-deductible expenses                                    106                 113                   99
       Manufacturing and processing
         profits deduction                                          5                   4                  (25)
       Foreign earnings subject to different
         tax rates                                                 25                (115)                (263)
       Large Corporations Tax                                      33                  25                   11
       Reduction in future tax rates                               18                   -                  342
       Future tax amounts previously unrecognized                   -                  43                 (120)
       Reduction in valuation allowance                             -                 (36)                (286)
       Other                                                      (18)                 73                   66
----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------

       A summary of the principal components of future tax liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

                                                                                     2002                 2001
----------------------------------------------------------------------------------------------------------------
       Non-current future tax liabilities:
           Capital assets                                                     $    (2,847)         $    (2,823)

       Current future tax assets:
           Donations                                                                   28                    -
           Inventory                                                                  215                  276
           Accounts receivable                                                         13                  (30)
           Corporate minimum tax credit                                                18                   18
           Accrued liabilities                                                        611                   95
----------------------------------------------------------------------------------------------------------------
                                                                                      885                  359

       Non-current future tax assets:
           Deferred financing costs                                                     1                    -
           Non-capital loss carryforwards                                             473                  466
           Capital loss carryforwards                                                  15                   15
           Corporate minimum tax credit                                               114                  114
----------------------------------------------------------------------------------------------------------------
                                                                                      603                  595
           Valuation allowance                                                        (84)                 (84)
----------------------------------------------------------------------------------------------------------------
                                                                                      519                  511
----------------------------------------------------------------------------------------------------------------
                                                                                    1,404                  870
----------------------------------------------------------------------------------------------------------------
       Net future tax liabilities                                             $    (1,443)         $    (1,953)
----------------------------------------------------------------------------------------------------------------


       The Company has recorded future tax assets of $1,404,000, after a valuation allowance of $84,000 is taken in consideration. In order to fully realize the future income tax assets, the Company will need to generate future taxable income of approximately $3,400,000. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.


       One of the Company's U.S. subsidiaries has non-capital loss carryforwards of $1,065,000, of which approximately $106,000 expires in each year from 2003 to 2012. The Company's Canadian subsidiary has Ontario corporate minimum tax credits of approximately $69,000 and the Company has capital loss carryforwards of approximately $83,000 for which no future income tax assets have been recognized.


11.    Commitments:


       The Company leases office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $ 2,311,131 (2001 - $2,186,377).


       Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

-------------------------------------------------

       2003                          $    2,412
       2004                               2,140
       2005                               1,853
       2006                               1,086
       2007                                 319
-------------------------------------------------
                                     $    7,810
-------------------------------------------------


12.    Related party transactions:


       The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. Significant related party transactions not disclosed elsewhere include rent of $207,559 (2001 - $170,303), which is recorded at the amount agreed to by the parties.


13.    Contingencies:


       The Company is involved in various legal proceedings normally incident to its business which, in the opinion of management, will not have a material impact upon the financial position of the Company.


14.    Financial instruments:

       The fair values of the Company's financial assets and liabilities approximate their carrying values, based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

       The Company periodically uses derivative financial instruments, including swaps, forward contracts and options to manage its foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.


15.    Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

       By geographic region:

--------------------------------------------------------------------------------------------------------
                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------
       Sales:
           United States                        $     103,340        $     96,410         $     89,131
           Canada                                      16,170              15,214               15,833
--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Capital assets and goodwill:
           United States                        $      24,884        $     25,806         $     25,883
           Canada                                       7,761               7,044                7,125
           Corporate                                    1,602               1,968                1,370
--------------------------------------------------------------------------------------------------------
                                                $      34,247        $     34,818         $     34,378
--------------------------------------------------------------------------------------------------------


       By operating segment:

                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------

       Sales:
           Packaging products                   $      85,324        $     80,354         $     73,114
           Pool products                               34,186              31,270               31,850
--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Depreciation and amortization:
           Packaging products                   $       4,296        $      4,226         $      2,938
           Pool products                                  778                 579                  549
           Corporate                                      921                 729                  548
--------------------------------------------------------------------------------------------------------
                                                $       5,995        $      5,534         $      4,035
--------------------------------------------------------------------------------------------------------

       Operating profit:
           Packaging products                   $      10,335        $      7,174         $     10,121
           Pool products                                3,758               1,707                1,109
           Corporate                                   (4,819)             (3,210)              (3,946)
--------------------------------------------------------------------------------------------------------
                                                $       9,274        $      5,671         $      7,284
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                                             2002                2001                 2000
--------------------------------------------------------------------------------------------
       Total assets:
           Packaging products       $      45,191        $     45,081         $     45,384
           Pool products                   15,056              18,414               18,027
           Corporate                        7,164               5,118                5,118

--------------------------------------------------------------------------------------------
                                    $      67,411        $     68,613         $     68,529
--------------------------------------------------------------------------------------------

       Capital expenditures:
           Packaging products       $       4,385        $      4,212         $     10,539
           Pool products                      460                 660                1,473
           Corporate                          373                 424                  479

--------------------------------------------------------------------------------------------
                                    $       5,218        $      5,296         $     12,491
--------------------------------------------------------------------------------------------


16. Interest in joint venture:


       In August 2002, the Company entered into an agreement to establish a joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. No revenue or expenses were incurred by the joint venture during the year.


       The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2002:

----------------------------------------------------------

       Due from joint venture                   $   315
       Fixed assets                                 301
       Other assets                                  23
       Bank indebtedness                             (7)
----------------------------------------------------------
       Net assets                               $   632
----------------------------------------------------------



17. Generally accepted accounting principles in Canada and the United States:


       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.


       (a) Stock-based compensation plans:


           United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------------------
                                   Assumptions
---------------------------------------------------------------------------------------------------------------
                                                 Risk-free         Weighted
                                 Expected         interest          average          Expected          Vesting
                               volatility             rate       fair value              life           period
---------------------------------------------------------------------------------------------------------------
                                                                 (Cdn. $ per
                                                                    share)
           Options granted:
                2002                  80%            1.70%        $    3.80                 7                7
                2001                  80%            2.25%             2.70                 7                7
                2000                  80%            6.50%             5.33                 7                7

---------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
           Net income - U.S. GAAP                          $    4,449           $   1,665           $    3,126
           Compensation cost                                      125                 246                  275
           Pro forma net income - U.S. GAAP                     4,324               1,419                2,851
----------------------------------------------------------------------------------------------------------------
           Earnings per share - U.S. GAAP:
                Basic                                      $     0.72           $    0.27           $     0.48
                Diluted                                          0.71                0.27                 0.48
           Pro forma earnings per share:
                Basic                                            0.70                0.23                 0.43
                Diluted                                          0.69                0.23                 0.43
----------------------------------------------------------------------------------------------------------------

       (b) Comprehensive income:

           In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in foreign currency translation amounts during the year. As a result, net income would have increased by $78,000 (2001 - decreased by $173,000; 2000 - decreased by $480,000) for other comprehensive income, which resulted from foreign currency translation adjustments. The total comprehensive net income for the year would be $4,527,000 (2001 - $1,492,000; 2000 - $2,646,000).


       (c) Statement of cash flows:

           Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statement of cash flows.


       (d) Accrued liabilities:

           Included in accrued liabilities is $1,800,000 related to accrued management compensation and $1,283,000 related to accrued rebates.


       (e) Interest in joint venture:

           Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 16.


       (f) New United States recent accounting pronouncements:

           In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing November 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

           In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 1(o)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings.

           In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing November 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

           In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.

           In November 2002, the Financial Accounting Standards Board Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The statement is effective for the Company's fiscal year commencing November 1, 2002. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.

2002 ANNUAL REPORT TO SHAREHOLDERS

THE INSIDE
STORY
INSIGHT, INNOVATION AND SOLUTIONS

POLYAIR INTER PACK INC.
2002 ANNUAL REPORT

[PHOTOGRAPH OMITTED]


Polyair Inter Pack Inc. manufactures protective packaging and swimming pool accessory products, which are sold through a select network of some 3,000 distributors across North America. Headquartered in Toronto, Ontario, Polyair operates ten manufacturing facilities, seven of which are based in the United States, where the Company generates approximately 86% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK."

TABLE OF CONTENTS
1 FINANCIAL HIGHLIGHTS
3 PRESIDENT'S MESSAGE
10 POLYAIR PACKAGING PRODUCTS PROFILE
11 CANTAR POOL PRODUCTS PROFILE
13 FIVE-YEAR FINANCIAL SUMMARY
14 MANAGEMENT'S DISCUSSION AND ANALYSIS
17 CONSOLIDATED FINANCIAL STATEMENTS
21 NOTES TO CONSOLIDATED FINANCIAL STATEMENT
32 INVESTOR & CORPORATE INFORMATION


Financial Highlights
(IN MILLIONS OF U.S. DOLLARS)
[GRAPHIC OMITTED]

                        1998    1999    2000    2001    2002
Sales                    69      83     105     112     120

Operating Profit        3.1     5.1     7.3     5.7     9.2

EBITDA                  5.3     7.7     11.3    11.2    15.2

Net Income              1.5     2.4     3.1     1.7     4.4


[PHOTOGRAPH OF HENRY SCHNURBACH OMITTED]
POLYAIR INTER PACK INC.

President's Message

I am pleased to report that 2002 was Polyair's most profitable year in the Company's history. We more than doubled our prior year's income. The balance sheet is the barometer of our success. We lowered our inventory levels by $3.0 million and our net debt by $10.9 million over the prior year. At year's end, our debt to capitalization was 47.3% and return on equity was 18.3%, an improvement over last year's 8.4%.

The strong increase in working capital did not come at the expense of our belief in investing in the future. Polyair spent $5.2 million on new equipment, product line expansion, facility upgrades, and the implementation of new technology in order to ensure our ability to service tomorrow's customers effectively.

Polyair's management continued to focus on growth opportunities in both of its business units. The packaging group sought out a larger presence in the logistics and fulfillment market, and the pool business unit broadened its range in the safety category.

As always, the foundation of our success rests on our ability to provide our customers with a wide selection of quality products, competitive pricing, and superior customer service. We continue to expand our extensive network of distributors through our knowledgeable sales support team, who provide responsive, professional services of the highest possible quality.

On behalf of the Board of Directors, I would like to extend my sincere thanks to all of those whose energy and commitment have been an integral part of our success: our employees, suppliers and customers. Through our combined efforts, we will continue to grow while maintaining our strong leadership role in both the packaging and pool industries. I invite you to attend our Annual Meeting of Shareholders on April 10, 2003.


Henry Schnurbach
PRESIDENT AND CHIEF EXECUTIVE OFFICER

THIS IS WHERE
IT BEGINS

Engineering and product development are key ingredients to Polyair's success. We never stop the process, from ISO 9000 certification to new equipment installation.

This past year we introduced the AirSpace(R) 5000 air pillow void fill system and the Thermo-Tex(R) solar cover, and we are now completing the installation of the cross link foam facility.

Polyair grows with innovation; we employ superior talent in order to ensure that our customers benefit from our knowledge and experience. We at Polyair have developed alliances domestically and overseas in order to maintain Polyair's position at the forefront of new technology.

Our customers have extremely high expectations of Polyair's ability to be innovative, and we strive to deliver. Polyair has unique insight into its market, and we understand that our sales germinate at the early stages of development.

[PHOTOGRAPH OMITTED]

Resin is the basis of many products we manufacture at Polyair. We continually research new processes to ensure excellence and consistency.

ENDLESS
POSSIBILITIES

[PHOTOGRAPH OMITTED]

At Polyair we manufacture our own film. This allows us quick access to material and ensures quality control. There are unlimited possibilities for speciality products and coatings because we have the technology right at hand.

DOWN
TO THE CORE

[PHOTOGRAPH OMITTED]


Bubble is one of our core products. Bubble is manufactured at seven of our Polyair facilities; this allows for quick distribution to all our packaging and pool customers. With 20 years experience in manufacturing bubble behind us, we are continually looking ahead, exploring and testing new formulas.

THE COMPLETE
LINE-UP

[PHOTOGRAPH OMITTED]

Our e-business mailer line-up illustrates Polyair's ability to meet the needs of a changing marketplace. The tamperevident mailers are offered in a variety of sizes and configurations in order to meet the demands of fulfillment industries.

TRIED, TESTED
AND TRUE

[PHOTOGRAPH OMITTED]

Our products speak for themselves; with 33 years of experience in the marketplace, we are a proven force in both the packaging and pool industries.

[PHOTOGRAPH OMITTED]

Polyair Packaging Products Profile

At Polyair we manufacture a complete line of protective packaging products servicing the industrial, consumer and insulative markets. Our major product categories include Bubble, which is used in a wide variety of applications ranging from cushioning to void filling; Mailers that cushion and protect, aimed at meeting most mailing and fulfillment requirements; Foam (both closed cell and cross linked) used for surface protection and cushioning applications; Foam and Bubble Laminates that are bonded to various substrates and are used primarily for surface protection; Inflatable Air Bag Systems used in distribution and fulfillment centers for void-filling; Foam in Place Systems for blocking and bracing; and Insulating Products that utilize radiant technology to achieve high R values.

Bubble

Durabubble's(R) unmatched burst strength makes it the toughest bubble in the industry. It is the ideal solution for cushioning, void-filling and surface protection.

Available in:

Standard and Anti-Static Rolls Box-A-Bubble(R) and Handi-Pak dispensers Duramask(TM) adhesive and Durabond(TM) cohesive Durakraft and DuraMover laminate E-Z Seal Pouches Endurabubble(TM) tri-web Anti-static shielding

Mailers

Our Mailers combine excellent cushioning with a variety of rugged exteriors. Each mailer can be custom printed to suit any promotional or advertising need. Our Ecolite mailer is made from a tough paper exterior and provides superb cushioning and protection while our fully recyclable eCom Mailer(TM) is an easy-to-use protective shipping container perfectly suited for e-commerce transactions. All our mailers are lightweight and provide low-cost shipping protection for a wide variety of products.

Available in:

Ecolite(R) golden kraft bubble mailer eCom(TM) polyethylene bubble mailer Fastpak(R) polyethylene courier mailer Decolite decorative bubble mailer

Foam

The superior strength of Starfoam(R) is the result of advanced technology of its cell structure, which makes the product resistant to punctures and tears. This makes Starfoam the perfect solution for surface protection and cushioning.

Available in:

Standard and Anti-Static Rolls Pouches and Sheets Starmask(TM) adhesive and Starbond(TM) cohesive Lamifoam(R) poly-laminate Starkraft(TM) laminate Lamifilm(R) bags Starnet(R) woven laminate Starmover(R) ventilated laminate

Systems

Each of Polyair's system solutions has been engineered to be highly efficient and user-friendly. The AirSpace(R) Inflatable Pillow Packaging System provides on-demand air pillows for cushioning and void-filling. This technology can be integrated into conveyor packaging lines via a standard or custom engineered shuttle delivery system. The TotalFoam(R) foamin- place system provides expanding polyurethane foam for blocking, bracing and void-filling.

Available in:
AirSpace(R)unit and accessories
TotalFoam(TM)unit and accessories

Insulation

Flexfoil(R) and Flexotherm(R) are uniquely designed products for the construction industry and are also now finding uses within OEM markets where they help extend shipping cycles of temperature sensitive products. Both products have an aluminum outer surface, which reflects up to 97% of radiant heat back to its source.

Available in:

Flexfoil(R)
Flexotherm(R)


[PHOTOGRAPH OMITTED]

Cantar Pool Products Profile

Established in 1968, our product line has grown to include an exciting array of first-quality swimming pool products.

Aqua Cover(R) Solar Blankets Bubble blanket floats on swimming pool to conserve heat and energy.

Aqua Cover(R) Solar Blanket Reel Systems Enables one person to manually remove solar blanket from pool. Increases solar blanket life.

Aqua Foam(R) Polyethylene
Wall Lining Foam
Lines the inside walls of a swimming pool before a vinyl liner is installed.

Molly Brown(R) Floatation Cushions Unsinkable float filled with 20,000 individual air cells. 100-year no-sink warranty.

Aqua Cover(R) Leaf Nets Open mesh cover keeps leaves and debris out of the pool in spring and fall.

Aqua Cover(R) Winter Covers Triple polyethylene laminate covers for winter pool protection.

Aqua Cover(R) Water Tubes Vinyl tubes filled with water to hold down winter covers.

Aqua Liner(R) Vinyl Liners PVC vinyl lining, available in many attractive patterns, installed in pool to hold water.

Secur-A-Pool(R) Safety Cover Systems Visually appealing mesh pool cover consisting of strap and spring suspension system which supports sufficient weight to protect pool from accidental intrusion.

Secur&Clean(R) Solid Pool
Protection Systems
Similar to above, features a non-porous fabric. Keeps pool cleaner, while still providing protection.

Protect-A-Pool Above Ground Fencing Resin above ground fencing with optional gate. Fits all sizes and styles of above ground pools.

Protect-A-Pool In-Ground
Removable Safety Fence
Removes and installs in minutes and is ideally suited for any environment. The fence has a climb-resistant surface and exceeds OSHA test standards.

Summer Fun(R) Above Ground Pools Easy to install, reasonably priced pools. Named for the reason families purchase pools.

Secur-A-Matic(R) Automatic Safety Cover One touch of a button rolls this premium electronic safety cover on or off the pool.

This is where we are
10 MANUFACTURING AND SALES FACILITIES

[GRAPHIC OMITTED]


CORONA
(LOS ANGELES)
DALLAS
ATLANTA
BARDSTOWN
YOUNGSTOWN
CHICAGO
TORONTO
(3 FACILITIES)
CARLSTADT
(NEW YORK CITY)


[GRAPHIC OMITTED]


Packaging Sales
(IN MILLIONS OF U.S. DOLLARS)       43      55      73      80      85
                                   1998    1999    2000    2001    2002


[GRAPHIC OMITTED]


Pool Sales
(IN MILLIONS OF U.S. DOLLARS)       26      28      31      31      34
                                   1998    1999    2000    2001    2002

Five-Year Financial Summary


Year Ended October 31,                       2002           2001           2000           1999           1998
----------------------------------------------------------------------------------------------------------------
(in thousands of U.S. Dollars)
Operating Results
 Sales                                     $ 119,510       $111,624      $ 104,964       $ 83,431       $ 68,985

 Earnings before interest, taxes
  depreciation and amortization               15,269         11,205         11,319          7,710          5,335

 Operating Profit                              9,274          5,671          7,284          5,131          3,152

 Net Income                                    4,449          1,665          3,126          2,365          1,451

 Cash provided by (used in)
  operations                               $  16,827       $  6,710      $   1,165        $ 8,163       $  5,868
----------------------------------------------------------------------------------------------------------------



As at October 31,                            2002             2001            2000          1999          1998
----------------------------------------------------------------------------------------------------------------
(in thousands of U.S. Dollars)

Balance sheet data
 Working Capital                           $  10,416       $ (3,871)     $   6,052       $  6,892       $  8,049
 Total Assets                                 67,411         68,613         68,529         52,214         49,205
 Total debt (see below)                       21,910         20,950         23,723         18,458         16,768
 Additions to Plant
  and Equipment                            $   5,218       $  5,296      $  12,491       $  6,830       $  7,228


As at October 31,                            2002             2001            2000          1999          1998
----------------------------------------------------------------------------------------------------------------
(in thousands of U.S. Dollars)

Total debt
 Bank indebtedness                         $       -       $  9,710      $   7,131       $  1,256       $  5,796
 Current portion of long term debt             3,064         11,589          3,438          2,734          1,736
 Long term portion                            18,846          9,361         20,285         15,724         15,032
----------------------------------------------------------------------------------------------------------------
 Total debt                                $  21,910       $ 30,660      $ 30,854        $ 19,714       $ 22,564
----------------------------------------------------------------------------------------------------------------

MD&A
Management's Discussion and Analysis

Quarterly Financial Results
                                                2002                                       2001
FOR THE QUARTERS ENDING         JAN 31   APR 30   JULY 31   OCT 31         JAN 31   APR 30   JULY 31     OCT 31
Net sales                       23,751   29,647    31,871    34,241        23,735   26,948    29,918     31,023
Net income                          70    1,129     1,400     1,850          (479)      12       491      1,641
Per share basic                   0.01     0.18      0.23      0.30         (0.07)       -      0.07       0.27

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


For the year ended October 31, 2002, compared to the fiscal year ended October 31, 2001

The Company's net sales for the period ending October 31, 2002, of $119.5 million increased by 7% or $7.9 million over the comparable period in 2001. The increase in net sales reflects increased unit volumes for certain products, partially offset by changes in product mix and lower average selling prices for certain products.

Sales of packaging products increased 6% to $85.3 million from $80.4 million in the comparable 2001 period. Sales of products for use in the logistic and fulfillment market continued to contribute significantly to the increase in packaging sales partially offset by lower average selling prices for certain products.

Sales of pool products increased 9% to $34.2 million from $31.3 million in the comparable 2001 period. Sales increased due to higher unit volumes in the majority of the product lines.

Gross profit for the year increased 21% to $28.4 million from $23.5 million in the comparable 2001 period. As a percentage of sales, gross profit for the year, increased to 24% compared to 21% in the comparable period of 2001. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

Selling and general administrative expenses increased by 7% from the comparable period in 2001. As a percentage of sales, selling and administrative expenses increased by 0.1% during the year over the comparable period in 2001. The variance was due to higher compensation costs over the prior year.

Operating profit increased by $3.6 million to $9.3 million for the year compared to $5.7 million for the comparable period in 2001. As a percentage of sales, operating profit for the year increased to 8% compared to 5% in the comparable period of 2001. This increase was due to improved manufacturing efficiencies, favorable product mix and higher overhead absorption due to increased sales volumes.

Net interest expense decreased by 35% to $1.7 million for the year compared to $2.6 million in the comparable period of 2001, due to lower average borrowings and lower interest rates.


For the year ended October 31, 2001, compared to the fiscal year ended October 31, 2000

Sales for the year ended October 31, 2001, at $111.6 million increased 6.3% or $6.7 million over the comparable period in 2000. The increase in net sales primarily reflects increased unit volumes from acquisitions in 2000 and products introduced in fiscal 2000.

Sales of packaging products increased 10% to $80.3 million, while sales of pool products decreased 2% to $31.3 million. The increase in sales of packaging products is due primarily to the acquisition of the assets of Accent Packaging in 2000. Pool product sales were negatively impacted as a result of the adverse spring weather in our major markets.

Operating earnings before interest, taxes, depreciation and amortization (EBITDA) at $11.2 million were down slightly from $11.3 million in 2000.

Cost of sales increased by 7.4% over the comparable period in 2000 as a result of higher net sales and manufacturing overhead expenses related to the Company's expansion in anticipation of higher volumes in fiscal 2001.

Selling and administrative expenses increased by 13.9% from the comparable period in 2000. As a percentage of sales, selling and administrative expenses increased to 15.9% from 14.9% in 2000 due primarily to increased support costs related to the AirSpace product line.

Operating profit decreased to $5.7 million from $7.3 million in 2000. The decrease was mainly due to the lower gross margin and increased support costs.

Interest expense for both our long-term debt and other interest increased as a result of higher average borrowings in 2001.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

At October 31, 2002, the company had total debt, net of cash and short-term investments, of $18.9 million compared to $29.8 million at the end of fiscal 2001. Unused available borrowing capacity was approximately $8.8 million at the end of 2002 compared to $6.3 million in the previous year.

Accounts receivable decreased slightly from October 2001. The year-over-year decrease is due to improved collections over the last week of the year. Days sales outstanding was 48 days compared to 53 days over the same period in 2001.

Inventories decreased by $2.9 million to $10.8 million from $13.7 million in the previous year due to a reduction in seasonal pool products and lower resin inventory levels held at year-end. Total inventory turnover increased to 8.4 times in 2002 from 6.4 times in 2001.

Cash provided by operations before changes in working capital improved by $2.0 million to $9.9 million from $7.9 million in 2001 and investment in working capital decreased by $6.9 million. Cash generated from operations was used to pay down the bank indebtedness and financed the $5.2 million investment in new equipment.

The Company entered into new $56 million multi-year credit facilities in June 2002 with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance Inc. to replace its current facility. The total credit utilization of the new facilities was approximately $24 million at funding dates and is currently at 18.9 million.

Risk and Uncertainties

The Company's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of the Company's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

The Company purchases goods and services in both functional currencies. To reduce exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimate of currency requirements and consultation with the Company's financial advisors. The Company periodically uses derivative financial instruments, including swaps, forward contracts and options, to manage these foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.

Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

Consistent with other businesses, the Company faces a certain degree of risk arising from sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. A reconciliation of generally accepted accounting principals in Canada to those of the United States has been provided in note 17 to the Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

Future Income taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

Changes in Accounting Policies

During 2002, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes 1(o) and 17(f) to the Consolidated Financial Statements).




AUDITORS' REPORT to the shareholders


We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/KPMG LLP

Chartered Accountants



Toronto, Canada

December 20, 2002

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

October 31, 2002 and 2001
---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                                $     2,998          $       897
     Accounts receivable, net of allowance for doubtful accounts                   15,840               16,162
     Due from joint venture (note 16)                                                 315                    -
     Income taxes receivable                                                          252                  809
     Inventory (note 3)                                                            10,825               13,738
     Prepaid expenses and other                                                       605                  768
     Future income tax assets (note 10)                                               885                  359
---------------------------------------------------------------------------------------------------------------
                                                                                   31,720               32,733

Capital assets, net (note 4)                                                       33,425               33,947

Future income tax assets (note 10)                                                    519                  511

Intangible and other assets, net (note 5)                                           1,747                1,422

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 6)                                               $         -          $     9,710
     Accounts payable                                                               9,192               10,409
     Accrued liabilities                                                            6,106                4,537
     Income taxes payable                                                           2,942                  359
     Current portion of long-term debt (note 7)                                     3,064               11,589
---------------------------------------------------------------------------------------------------------------
                                                                                   21,304               36,604

Long-term debt (note 7)                                                            18,846                9,361

Future income tax liabilities (note 10)                                             2,847                2,823

Shareholders' equity:
     Capital stock (note 8)                                                        10,021                9,933
     Retained earnings                                                             14,614               10,191
     Cumulative translation account                                                  (221)                (299)
---------------------------------------------------------------------------------------------------------------
                                                                                   24,414               19,825

Commitments and contingencies (notes 11 and 13)
Subsequent event (note 8)

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Sales                                                   $     119,510        $    111,624         $    104,964

Cost of sales                                                  91,158              88,163               82,058
----------------------------------------------------------------------------------------------------------------

Gross profit                                                   28,352              23,461               22,906

Expenses:
     Selling                                                   10,888              10,226                8,664
     General and administrative                                 8,190               7,564                6,958
----------------------------------------------------------------------------------------------------------------
                                                               19,078              17,790               15,622
----------------------------------------------------------------------------------------------------------------

Operating profit                                                9,274               5,671                7,284

Interest expense, net (note 7)                                  1,717               2,599                2,024
----------------------------------------------------------------------------------------------------------------


Income before minority interest and income taxes                7,557               3,072                5,260

Minority interest                                                  13                   3                   10


Income taxes (recovery) (note 10):
     Current                                                    3,631                 705                1,496
     Future                                                      (510)                705                  648
----------------------------------------------------------------------------------------------------------------
                                                                3,121               1,410                2,144
----------------------------------------------------------------------------------------------------------------

Net income                                                      4,449               1,665                3,126

Retained earnings, beginning of year                           10,191               8,780                6,067

Premium on common shares purchased for
   cancellation (note 8)                                          (26)               (254)                (413)

----------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                          $      14,614        $     10,191         $      8,780
----------------------------------------------------------------------------------------------------------------

Earnings per share (note 9):
     Basic                                              $        0.72        $       0.27         $       0.48
     Diluted                                                     0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 9):
     Basic                                                  6,206,311           6,232,052            6,571,400
     Diluted                                                6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Net income                                           $     4,449         $     1,665          $     3,126
     Items which do not involve cash:
         Depreciation and amortization                          5,995               5,534                4,035
         Future income taxes                                     (510)                705                  648
         Minority interest                                        (13)                 (3)                 (10)
----------------------------------------------------------------------------------------------------------------
                                                                9,921               7,901                7,799
     Change in non-cash operating working capital:
         Accounts receivable                                      354                 577               (4,727)
         Inventory                                              2,955                (708)              (3,730)
         Prepaid expenses and other                               168                (167)                (276)
         Accounts payable and accrued liabilities                 289                (697)               2,618
         Income taxes payable                                   3,140                (196)                (519)
----------------------------------------------------------------------------------------------------------------
                                                               16,827               6,710                1,165

Financing activities:
     Increase in long-term debt                                18,373                   -                8,200
     Decrease in long-term debt                               (17,346)             (2,744)              (2,867)
     Increase (decrease) in bank indebtedness                  (9,710)              2,624                5,894
     Common shares repurchased                                    (63)               (697)                (709)
     Stock options exercised                                      125                   -                    -
----------------------------------------------------------------------------------------------------------------
                                                               (8,621)               (817)              10,518

Investing activities:
     Purchase and deposits on building
       and equipment                                           (5,218)             (5,296)              (7,313)
     Acquisitions (note 2)                                        -                     -               (5,438)
     Due from joint venture                                      (313)                  -                    -
     Other                                                       (474)               (418)                (181)
----------------------------------------------------------------------------------------------------------------
                                                               (6,005)             (5,714)             (12,932)

Effect of foreign currency translation on
   cash balances                                                 (100)               (384)                (108)
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                2,101                (205)              (1,357)

Cash and cash equivalents, beginning of year                      897               1,102                2,459

----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $     2,998         $       897          $     1,102
----------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                        $     1,480         $     2,151          $     1,950
     Income taxes paid, net of refunds                            618               1,070                1,964
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000

-------------------------------------------------------------------------------

Polyair Inter Pack Inc. (the "Company") manufactures and markets packaging and pool products to distributors located primarily in North America. The majority of the Company's sales are to customers in the United States from operations in the United States. The Company was incorporated under the Business Corporations Act, Ontario.

The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Cantar/Polyair Inc., Cantar/Polyair Corporation, Cantar/Polyair Canada Limited, Performa Corp., C/P International Corp. Inc., Cantar/Polyair of Illinois Inc., Mabex Universal Corporation and P.S.C. Moulding Corporation (76% owned). The Company accounts for its interest in a joint venture, PXL Cross Linked Foam Corporation ("PXL") (50.1% owned) (note 16), using the proportionate consolidation method from the date of acquisition. All significant intercompany accounts and transactions have been eliminated on consolidation.


1.     Significant accounting policies:

       The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 17, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


       (a) Reporting currency:

            The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on translation are deferred as a separate component of shareholders' equity.

       (b) Measurement uncertainty:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The most significant estimates are related to the valuation of accounts receivable and future income taxes. Actual results could differ from those estimates.

       (c) Revenue recognition:

            Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

       (d) Cash and cash equivalents:

            The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition to be cash equivalents.

       (e)  Inventory:

            Raw material inventory is stated at the lower of cost and replacement cost. Finished goods inventory is stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

       (f) Capital assets:

            Capital assets are recorded at cost, including, for major projects, interest capitalized during the construction period. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:

-------------------------------------------------------------------------------

           Building                                                     2-1/2%
           Machinery and equipment                                   10% - 50%
           Furniture and fixtures                                          20%
           Computer equipment                                              33%
           Leasehold improvements                      Over term of lease plus
                                                            first renewal term

-------------------------------------------------------------------------------


           Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

       (g) Patent, trademarks and license agreement:


           Patent, trademarks and license agreement are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives (11 years) of the intangible assets using the straight-line method.


       (h) Deferred financing costs:


           Deferred financing costs are amortized over the term of the related financing.


       (i) Goodwill:


           Goodwill is amortized on a straight-line basis over 10 years. The company periodically evaluates permanent impairment of goodwill by reference to expected undiscounted operating cash flow of the respective entities and any impairment is recognized in income.


       (j) Foreign currency translation:


           Monetary items denominated in foreign currencies are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.


       (k) Financial instruments:


           The Company, in the normal course of business, periodically enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same year as the underlying exposure being hedged.


       (l) Income taxes:


           The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

           Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

       (m) Stock-based compensation plan:

            The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

       (n) Earnings per share:

            Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

       (o) Recently issued accounting pronouncements:

            (i) Stock-based compensation and other stock-based payments:

                In December 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning November 1, 2002 for awards granted on or after that date. The Company expects that the impact of this new accounting pronouncement, will not be material to its financial position, results of operations or cash flows.

           (ii) Foreign currency translation and hedging relationships:


                The CICA's Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective for the Company's fiscal year beginning on November 1, 2002 with retroactive restatement of prior periods. The Company expects that the adoption of this amendment will not have a material impact on the Company's financial position. In addition, the CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company is currently assessing the impact of this new accounting pronouncement.


           (iii) Business combinations and goodwill:


                In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.


                In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of November 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of November 1, 2002.

                As of October 31, 2002, the Company had unamortized goodwill of $822,000 and unamortized other intangible assets of $221,000, all of which are subject to the transitional provisions of Sections 1581 and 3062. The Company estimates that the impact of these provisions will not be material to its results of operations.


2.     Acquisitions:


       Effective August 23, 2000, the Company acquired substantially all of the assets of Accent Packaging ("Accent"), a division of Century Products Inc., and certain assets of Beco Building Products Inc. ("Beco"). Accent, a regional manufacturer of a specialized line of packaging products, including bubble mailers, and bubble and reflective insulation, has facilities in Atlanta, Georgia and Malden, Massachusetts. Beco is a supplier of specialized building materials and services to commercial users. The total consideration for the assets purchased was cash of $5.4 million including acquisition costs. The results of operations have been consolidated from the date of acquisition. The purchases are accounted for using the purchase method and the purchase cost was allocated to the fair value of the net assets acquired as follows:

-------------------------------------------------------------------------------

       Inventory                                          $      260
       Capital assets                                          5,178

-------------------------------------------------------------------------------
                                                          $    5,438
-------------------------------------------------------------------------------


3.     Inventory:

-------------------------------------------------------------------------------
                                            2002                2001
-------------------------------------------------------------------------------

       Raw materials                  $    5,492         $     8,440
       Finished goods                      5,333               5,298

-------------------------------------------------------------------------------
                                      $   10,825         $    13,738
-------------------------------------------------------------------------------

4.     Capital assets:

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2002                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                993               6,921
       Machinery and equipment          40,123             16,331              23,792
       Furniture and fixtures              713                605                 108
       Computer equipment                1,823              1,198                 625
       Leasehold improvements            2,382              1,522                 860
       Construction in progress            987                  -                 987

--------------------------------------------------------------------------------------
                                   $    54,074         $   20,649         $    33,425
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2001                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                790               7,124
       Machinery and equipment          36,776             14,638              22,138
       Furniture and fixtures              917                622                 295
       Computer equipment                2,585              1,833                 752
       Leasehold improvements            2,177              1,098               1,079
       Construction in progress          2,427                  -               2,427

--------------------------------------------------------------------------------------
                                   $    52,928         $   18,981         $    33,947
--------------------------------------------------------------------------------------


5. Intangible and other assets:

----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2002                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       408         $      187         $       221
       Deferred financing costs                                   1,247                543                 704
       Goodwill                                                   1,063                241                 822

----------------------------------------------------------------------------------------------------------------
                                                            $     2,718         $      971         $     1,747
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2001                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       434         $      189         $       245
       Deferred financing costs                                     726                420                 306
       Goodwill                                                   1,066                195                 871
----------------------------------------------------------------------------------------------------------------
                                                            $     2,226         $      804         $     1,422
----------------------------------------------------------------------------------------------------------------


6.     Bank indebtedness:


     During the year, the Company negotiated a replacement borrowing facility with new lenders. This new facility provides the Company with a total line of credit of approximately $55.7 million, of which a maximum of $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2002 balances, the available line of credit is $17.8 million, of which the Company has used $9.3 million to support its long-term debt, including a letter of credit of $6.3 million. As at October 31, 2002, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately $8.8 million. The remaining $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which $13.0 million (2001 - $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.


     Certain of the loans disclosed in note 7 are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.


---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       $21,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.75%                          $         -          $         -
       $4,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime
         plus 0.5% or LIBOR plus 2.75%                                                  -                    -
       $11,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.25%                                    -                8,523
       $5,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime                                   -                1,187

---------------------------------------------------------------------------------------------------------------
                                                                              $         -          $     9,710
---------------------------------------------------------------------------------------------------------------


       The weighted average year end exchange rate is nil in 2002 (2001 - 5.82%)


7.     Long-term debt:

---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       Term loan, repayable by monthly principal payments
         of $99,500 plus interest at prime plus 0.5%                          $         -          $     5,323
       Term loan, repayable by monthly principal payments
         of $83,333 plus interest at prime plus 2%                                      -                4,700
       Debenture loan, bearing interest at 6.5% per annum,
         maturing April 1, 2005                                                     3,500                4,000
       Debenture loan, repayable by quarterly sinking fund
         installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         June 1, 2016                                                               2,792                2,895
       Loan, repayable by monthly blended principal and interest
         installments of $20,527, bearing interest at 3%, maturing
         January 2006                                                                 762                  982
       Loan, repayable by monthly blended principal and
         interest installments of $14,075, bearing interest at 3%,
         maturing March 2007                                                          696                  842
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $13,150
         (Cdn. $20,250) plus interest at prime plus 1%                                  -                  770
       Loan, repayable by monthly blended principal and interest
         installments of $12,903, bearing interest at 3%, maturing
         June 2007                                                                    671                  804
---------------------------------------------------------------------------------------------------------------

       Carried forward                                                              8,421               20,316


---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       Brought forward                                                              8,421               20,316

       Debenture loan, repayable by quarterly sinking fund installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         September 2003                                                               143                  293
       Term loan, repayable by monthly blended principal and
         interest installments of $17,012, bearing interest at
         7.756%, due April 2002                                                         -                  100
       Note payable, repayable in quarterly blended
         principal and interest installments of $16,942,
         bearing interest at 12%, maturing October 31, 2005                           175                  218
       Term loan, repayable by monthly principal payments
         of $54,762 plus interest at prime plus 0.5%,
         maturing June 2009                                                         2,107                    -
       Term loan, repayable by monthly principal payments
         of $46,667 plus interest at prime plus 0.5%,
         maturing June 2012                                                         5,180                    -
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $21,400
         (Cdn. $32,679) plus interest at prime plus 1%,
         maturing November 1, 2005                                                  1,676                    -
       Term loan, repayable by monthly principal payments
         of $57,958.60 plus interest at 5.07%, maturing
         August 2007 (Wells Fargo)                                                  2,931                    -
       Term loan, repayable by monthly principal payments
         of $24,075.20 plus interest at 4.97%, maturing
         September 2007 (Wells Fargo)                                               1,277                    -
       Loan, repayable by monthly blended principal and
         interest installments of $1,640, bearing interest at 6%                        -                   23
---------------------------------------------------------------------------------------------------------------
                                                                                   21,910               20,950

       Less current portion                                                         3,064               11,589

---------------------------------------------------------------------------------------------------------------
                                                                              $    18,846          $     9,361
---------------------------------------------------------------------------------------------------------------


       Interest expense (income) is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
---------------------------------------------------------------------------------------------------------------

       Interest expense on long-term debt                  $    1,052         $     1,518          $     1,243
       Other interest expense                                     677               1,091                  850
       Interest income                                            (12)                (10)                 (69)

---------------------------------------------------------------------------------------------------------------
                                                           $    1,717         $     2,599          $     2,024
---------------------------------------------------------------------------------------------------------------

       Aggregate maturities on long-term debt are as follows:

----------------------------------------------------------------

       2003                                        $     3,064
       2004                                              4,009
       2005                                              5,080
       2006                                              2,679
       2007                                              1,935
       Thereafter                                        5,143

---------------------------------------------------------------
                                                   $    21,910
---------------------------------------------------------------


8.     Capital stock:

       Authorized:
           Unlimited common shares

       Issued:

-----------------------------------------------------------------------------------------------------------------
                                                                 2002                           2001
-----------------------------------------------------------------------------------------------------------------
                                                        Shares         Amount            Shares         Amount
-----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year                6,215,300    $     9,933         6,502,100    $    10,376
       Shares repurchased for cancellation             (25,000)           (37)         (286,800)          (443)
       Options exercised during year                    33,000            125                 -              -

-----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year                      6,223,300    $    10,021         6,215,300    $     9,933
-----------------------------------------------------------------------------------------------------------------


       During the year, the Company repurchased for cancellation 25,000 (2001 - 286,800) common shares pursuant to a Normal Course Issuer bid at an average cost of $ 2.57 (2001 - $2.43) per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.

       Stock options:


       Prior to May 31, 2002, the Board of Directors granted options to purchase shares, which vest over a period of seven years, to directors, officers or full-time salaried employees of the Company. One-seventh of the options were exercisable on the date of grant, with the balance vesting one-seventh on each of the next six anniversary dates. All options were set to expire seven years from the date of grant. Under the plan 941,000 options were issuable. At year end, the weighted average remaining contractual life of the options is 0.7 years (2001 - 1.7 years; 2000 -
       2.7 years) and 658,143 (2001 - 707,443; 2000 609,443) options are exercisable, at $6.00.


       Effective May 31, 2002, the Plan was amended to:


       (a) Extend the term for exercise of options granted under the Plan after May 31, 2002 from seven years to ten years.


       (b) Increase the number of options to purchase common shares that may be granted under the Plan by 100,000.


       (c) Reduce the vesting period for any new options granted under the Plan after May 31, 2002 to five years from seven years.

----------------------------------------------------------------------------------------------------------------
                                                         Options                Average exercise price (Cdn. $)
                                               2002       2001       2000        2002        2001         2000
----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year       871,200    871,900    841,700    $   6.00    $   6.00    $    6.00
       Granted                               16,800     18,900     35,500        6.34        6.00         6.00
       Exercised                            (33,000)         -          -       (6.00)      (6.00)           -
       Forfeited                            (17,350)   (19,600)    (5,300)      (6.00)      (6.00)       (6.00)

----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year             837,650    871,200    871,900        6.00        6.00         6.00
----------------------------------------------------------------------------------------------------------------


       Subsequent to the year end, the Company repurchased 120,000 shares at a cost of $634,615.

9.     Earnings per share:


       The following table sets forth the calculation of basic and diluted earnings per share:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Numerator:
           Net income (earnings available to
              common shareholders)                     $        4,449       $       1,665        $       3,126

----------------------------------------------------------------------------------------------------------------

       Denominator:
           Weighted average number of
              shares outstanding                            6,206,311           6,232,052            6,571,400
           Effect of dilutive securities:
                Employee stock options                         82,148                   -                    -

----------------------------------------------------------------------------------------------------------------
       Weighted average shares - diluted                    6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------

       Earnings per share:
           Basic                                           $     0.72         $      0.27          $      0.48
           Diluted                                               0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------


10.    Income taxes:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Current income taxes:
           U.S. federal                                    $    2,795           $     725           $      977
           U.S. state                                             707                 129                  407
           Canada                                                 129                (149)                 112
----------------------------------------------------------------------------------------------------------------
                                                                3,631                 705                1,496

       Future income tax expense (recovery):
           U.S. federal                                          (225)                331                  392
           U.S. state                                             (56)                 70                   85
           Canada                                                (229)                304                  171
----------------------------------------------------------------------------------------------------------------
                                                                 (510)                705                  648

----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------

       The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rates of approximately 39.0% (2001 - 42.4%) to earnings as described below:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Income tax expense calculated
         using statutory tax rates                         $    2,952           $   1,303           $    2,320
       Non-deductible expenses                                    106                 113                   99
       Manufacturing and processing
         profits deduction                                          5                   4                  (25)
       Foreign earnings subject to different
         tax rates                                                 25                (115)                (263)
       Large Corporations Tax                                      33                  25                   11
       Reduction in future tax rates                               18                   -                  342
       Future tax amounts previously unrecognized                   -                  43                 (120)
       Reduction in valuation allowance                             -                 (36)                (286)
       Other                                                      (18)                 73                   66

----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------

       A summary of the principal components of future tax liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
----------------------------------------------------------------------------------------------------------------
       Non-current future tax liabilities:
           Capital assets                                                     $    (2,847)         $    (2,823)

       Current future tax assets:
           Donations                                                                   28                    -
           Inventory                                                                  215                  276
           Accounts receivable                                                         13                  (30)
           Corporate minimum tax credit                                                18                   18
           Accrued liabilities                                                        611                   95
----------------------------------------------------------------------------------------------------------------
                                                                                      885                  359

       Non-current future tax assets:
           Deferred financing costs                                                     1                    -
           Non-capital loss carryforwards                                             473                  466
           Capital loss carryforwards                                                  15                   15
           Corporate minimum tax credit                                               114                  114
----------------------------------------------------------------------------------------------------------------
                                                                                      603                  595
           Valuation allowance                                                        (84)                 (84)
----------------------------------------------------------------------------------------------------------------
                                                                                      519                  511
----------------------------------------------------------------------------------------------------------------
                                                                                    1,404                  870

----------------------------------------------------------------------------------------------------------------
       Net future tax liabilities                                             $    (1,443)         $    (1,953)
----------------------------------------------------------------------------------------------------------------


       The Company has recorded future tax assets of $1,404,000, after a valuation allowance of $84,000 is taken in consideration. In order to fully realize the future income tax assets, the Company will need to generate future taxable income of approximately $3,400,000. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.


       One of the Company's U.S. subsidiaries has non-capital loss carryforwards of $1,065,000, of which approximately $106,000 expires in each year from 2003 to 2012. The Company's Canadian subsidiary has Ontario corporate minimum tax credits of approximately $69,000 and the Company has capital loss carryforwards of approximately $83,000 for which no future income tax assets have been recognized.

11.    Commitments:


       The Company leases office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $ 2,311,131 (2001 - $2,186,377).


       Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

-------------------------------------------------

       2003                          $    2,412
       2004                               2,140
       2005                               1,853
       2006                               1,086
       2007                                 319

-------------------------------------------------
                                     $    7,810
-------------------------------------------------


12.    Related party transactions:


       The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. Significant related party transactions not disclosed elsewhere include rent of $207,559 (2001 - $170,303), which is recorded at the amount agreed to by the parties.


13.    Contingencies:


       The Company is involved in various legal proceedings normally incident to its business which, in the opinion of management, will not have a material impact upon the financial position of the Company.


14.    Financial instruments:

       The fair values of the Company's financial assets and liabilities approximate their carrying values, based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

       The Company periodically uses derivative financial instruments, including swaps, forward contracts and options to manage its foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.

15.    Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

       By geographic region:

--------------------------------------------------------------------------------------------------------
                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------
       Sales:
           United States                        $     103,340        $     96,410         $     89,131
           Canada                                      16,170              15,214               15,833

--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Capital assets and goodwill:
           United States                        $      24,884        $     25,806         $     25,883
           Canada                                       7,761               7,044                7,125
           Corporate                                    1,602               1,968                1,370

--------------------------------------------------------------------------------------------------------
                                                $      34,247        $     34,818         $     34,378
--------------------------------------------------------------------------------------------------------


       By operating segment:

--------------------------------------------------------------------------------------------------------
                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------

       Sales:
           Packaging products                   $      85,324        $     80,354         $     73,114
           Pool products                               34,186              31,270               31,850

--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Depreciation and amortization:
           Packaging products                   $       4,296        $      4,226         $      2,938
           Pool products                                  778                 579                  549
           Corporate                                      921                 729                  548

--------------------------------------------------------------------------------------------------------
                                                $       5,995        $      5,534         $      4,035
--------------------------------------------------------------------------------------------------------

       Operating profit:
           Packaging products                   $      10,335        $      7,174         $     10,121
           Pool products                                3,758               1,707                1,109
           Corporate                                   (4,819)             (3,210)              (3,946)

--------------------------------------------------------------------------------------------------------
                                                $       9,274        $      5,671         $      7,284
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                                             2002                2001                 2000
--------------------------------------------------------------------------------------------
       Total assets:
           Packaging products       $      45,191        $     45,081         $     45,384
           Pool products                   15,056              18,414               18,027
           Corporate                        7,164               5,118                5,118

--------------------------------------------------------------------------------------------
                                    $      67,411        $     68,613         $     68,529
--------------------------------------------------------------------------------------------

       Capital expenditures:
           Packaging products       $       4,385        $      4,212         $     10,539
           Pool products                      460                 660                1,473
           Corporate                          373                 424                  479

--------------------------------------------------------------------------------------------
                                    $       5,218        $      5,296         $     12,491
--------------------------------------------------------------------------------------------


16. Interest in joint venture:


       In August 2002, the Company entered into an agreement to establish a joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. No revenue or expenses were incurred by the joint venture during the year.


       The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2002:

----------------------------------------------------------

       Due from joint venture                   $   315
       Fixed assets                                 301
       Other assets                                  23
       Bank indebtedness                             (7)

----------------------------------------------------------
       Net assets                               $   632
----------------------------------------------------------

17. Generally accepted accounting principles in Canada and the United States:


       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.


       (a) Stock-based compensation plans:


           United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------------------
                                   Assumptions
---------------------------------------------------------------------------------------------------------------
                                                 Risk-free         Weighted
                                 Expected         interest          average          Expected          Vesting
                               volatility             rate       fair value              life           period
---------------------------------------------------------------------------------------------------------------
                                                                 (Cdn. $ per
                                                                    share)
           Options granted:
                2002                  80%            1.70%        $    3.80                 7                7
                2001                  80%            2.25%             2.70                 7                7
                2000                  80%            6.50%             5.33                 7                7

---------------------------------------------------------------------------------------------------------------

17. Generally accepted accounting principles in Canada and the United States (continued):

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
           Net income - U.S. GAAP                          $    4,449           $   1,665           $    3,126
           Compensation cost                                      125                 246                  275
           Pro forma net income - U.S. GAAP                     4,324               1,419                2,851

----------------------------------------------------------------------------------------------------------------

           Earnings per share - U.S. GAAP:
                Basic                                      $     0.72           $    0.27           $     0.48
                Diluted                                          0.71                0.27                 0.48
           Pro forma earnings per share:
                Basic                                            0.70                0.23                 0.43
                Diluted                                          0.69                0.23                 0.43
----------------------------------------------------------------------------------------------------------------

       (b) Comprehensive income:


           In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in foreign currency translation amounts during the year. As a result, net income would have increased by $78,000 (2001 - decreased by $173,000; 2000 - decreased by $480,000) for other comprehensive income, which resulted from foreign currency translation adjustments. The total comprehensive net income for the year would be $4,527,000 (2001 - $1,492,000; 2000 - $2,646,000).


       (c) Statement of cash flows:


           Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statement of cash flows.


       (d) Accrued liabilities:


           Included in accrued liabilities is $1,800,000 related to accrued management compensation and $1,283,000 related to accrued rebates.

17. Generally accepted accounting principles in Canada and the United States (continued):


       (e) Interest in joint venture:


           Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 16.


       (f) New United States recent accounting pronouncements:


           In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing November 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


           In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 1(o)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings.


           In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing November 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

17. Generally accepted accounting principles in Canada and the United States (continued):


           In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.


           In November 2002, the Financial Accounting Standards Board Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The statement is effective for the Company's fiscal year commencing November 1, 2002. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.

Investor & Corporate Information

Head Office
Polyair Inter Pack Inc.
258 Attwell Drive
Toronto, Ontario M9W 5B2
T (416) 740-2687
F (416) 740-2692
www.polyair.com
www.cantar.com

Subsidiaries
Cantar/Polyair Inc.
258 Attwell Drive
Toronto, Ontario M9W 5B2

Cantar/Polyair Corp.
1100 Performance Place Youngstown,
Ohio 44502

Cantar/Polyair Canada Limited
258 Attwell Drive
Toronto, Ontario M9W 5B2

Performa Corp.
1100 Performance Place
Youngstown, Ohio 44502

C/P International Corp., Inc.
258 Attwell Drive
Toronto, Ontario M9W 5B2

Mabex Universal Corp.
258 Attwell Drive
Toronto, Ontario M9W 5B2

Cantar/Polyair of Illinois, Inc.
258 Attwell Drive
Toronto, Ontario M9W 5B2

PSC Moulding Corporation
840 Division Street
Cobourg, Ontario K9A 5V2

Polyair Cross Linked
Technologies Inc.
840 Division Street
Cobourg, Ontario K9A 5V2

North American Manufacturing
and Sales Facilities

6035-B La Grange Boulevard
Atlanta, Georgia 30336
T (404) 344-4413
F (404) 629-6148

300 Spencer Mattingly Lane
Bardstown, Kentucky 40004
T (502) 348-7020
F (502) 348-5511

495 Meadow Lane
Carlstadt, New Jersey 07072
T (201) 804-1700
F (201) 804-1710

808 East 113th Street
Chicago, Illinois 60628
T (773) 995-1818
F (773) 995-7725

1692 Jenks Drive
Corona, California 91720
T (909) 737-7125 F (909) 737-8021

2861 Merrell Road Dallas, Texas 75229
T (214)358-6484 F (214) 351-0611

1100 Performance Place
Youngstown, Ohio 44502
T (330) 744-8812 F (330) 744-1228

195 Rexdale Boulevard
Toronto, Ontario M9W 1P7
T (416) 740-7485 F (416) 740-4664

105 Iron Street Suite UB
Toronto, Ontario M9W 5L9
T (416) 243-5227 F (416)243-3583

PSC Moulding Corporation
840 Division Street Cobourg,
Ontario K9A 5V2
T (905) 831-0843 F (905) 831-2466

Auditors KPMG LLP
Chartered Accountants
Toronto, Ontario

Transfer Agent and Registrar
Computershare Trust Co. of Canada
Toronto,Ontario

Computershare Trust Company, Inc.
Denver, Colorado

Investor Relations
Tom Caden or Dian Griesel
The Investor Relations Group, Inc.
50 Pine Street, 6th
Floor New York, New York 10005
T (212) 825-3210 F (212) 825-3229

Wendy Smith
Shareholder Administrator
Polyair T (416) 740-2687 F (416) 740-7356

Directors
Fred A. Litwin+
Chairman of the Board
President, Forum Financial
Corporation
Toronto, Ontario

Henry Schnurbach
President and Chief Executive Officer
Polyair Inter Pack Inc.
Toronto, Ontario

Alan Castle
President
Packaging Sales and Marketing
Cantar/Polyair Inc.
Toronto, Ontario

Daniel S. Tamkin.
President Camtx Corporation
New York, New York

Sol D. Nayman+.
Partner
Hill Gertner Mimran Nayman
Toronto, Ontario

Sidney Greenberg+.
Vice-President
Astral Media
Toronto, Ontario

Officers of Polyair Inter Pack
and Key Operating Subsidiaries

Henry Schnurbach
President and Chief Executive Officer

John Foglietta
Chief Financial Officer

Daniel S. Tamkin
Secretary

Alan Castle
President
Packaging Sales and Marketing
Cantar/Polyair Corp.

Gary Crandall
President
Pool Sales and Marketing
Cantar/Polyair Corp.

Chris Bartlett
Vice-President Engineering
Cantar/Polyair Canada Limited

Raymond Vershum
Regional Vice-President
Manufacturing
Cantar/Polyair Corp.

Kevin Day
Chief Financial Officer
Polyair Packaging

Martin De Groot
President
PSC Moulding Corporation

Jerry Vanderwerff
Vice-President
PSC Moulding Corporation .

* Audit Committee

+ Compensation Committee



Annual Meeting

The annual meeting of shareholders will be held April 10, 2003, at 4:00 p.m. at Polyair Inter Pack's offices at 258 Attwell Drive, Toronto, Ontario. The meeting notice and proxy materials were mailed to shareholders with this report. Polyair urges all shareholders to vote their proxies so that they can participate in the decisions at the annual meeting.

2002 ANNUAL INFORMATION FORM


                             POLYAIR INTER PACK INC.
                             ANNUAL INFORMATION FORM
                                 March 20, 2003

Item 1. Incorporation of the Company

     Polyair Inter Pack Inc. (the "Company") was incorporated under the laws of the Province of Ontario on December 4, 1995. The Company's articles of incorporation were amended on February 20, 1996 to delete therefrom the provisions referred to in the definition of "Private Company" in Section 1(1) of the Securities Act (Ontario). The Company operates its business in the United States through its wholly owned Delaware subsidiary, Cantar/Polyair Corporation and in Canada through Cantar/Polyair Canada Limited, a wholly owned Ontario subsidiary of Cantar/Polyair Corporation.

Item 2. Development of the Company's Business

     The business of the Company was established in 1969 under the Corporations Act (Ontario) as Canadian Tarpoly Company Limited, for the purpose of manufacturing and marketing tarpaulin covers for the construction industry. In 1972, the Company commenced production of pool covers and accessory products. In 1982, the Company commenced production of air bubble solar blankets and opened its first plant in the United States. In 1987, the Company changed its name to Cantar Incorporated.

     In 1988, the Company organized Polyair Corporation ("Polyair") and launched its protective packaging line under the "Polyair" name to expand the application of its air bubble technology to the rapidly growing packaging industry, utilize unabsorbed overheads and provide balance to the seasonal nature of its pool products. As certain of the Company's facilities and equipment manufacture air bubble material for both packaging and pool products, the Company is able to absorb administrative and manufacturing overhead over a diversified product range.

     In 1993, Cantar  Incorporated,  Cantar Corporation and Polyair  Corporation
amalgamated   under  the  laws  of  Ontario   and   continued   under  the  name
Cantar/Polyair Inc. ("CPI").

     Polyair Inter Pack Inc. was incorporated under the laws of Ontario on December 4, 1995. On February 20, 1996, a reorganization was effected whereby the shareholders of CPI transferred their shares of CPI to Polyair Inter Pack Inc. in exchange for shares of Polyair Inter Pack Inc. The purpose of the reorganization was to transfer the ownership of CPI to a newly incorporated entity, Polyair Inter Pack Inc., for the purpose of an initial public offering which was completed in February 1996 on the Toronto Stock Exchange. The company became an SEC registrant in January 1998. The common shares of the company were listed for trading at the American Stock Exchange on October 21, 1999. The company began reporting its results in US dollars as of November 1, 1999.

     Following the reorganization, the business of the Company has been operated in the United States through its wholly owned Delaware subsidiary, Cantar/Polyair Corporation, and in Canada through Cantar/Polyair Canada Limited, a wholly owned Ontario subsidiary of Cantar/Polyair Corporation.

     Except where the context otherwise requires, all references in this annual information form to the "Company" or "Polyair Inter Pack Inc." are to Polyair Inter Pack Inc. and its subsidiaries, after giving effect to the reorganization.


Item 3 - Business of the Company

General

     The Company manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. Its packaging products include Durabubble(R), EcoLite(R) and eCom(TM) mailing bags, Star
Foam(R), FlexFoil(R) insulation products and Air Space(R) Inflatable Pillow Packaging Systems; its pool products include Aqua Cover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers plus Secura-A-Pool(R) and Secur&Clean(R) safety cover systems. The Company's revenues for the fiscal year ending October 31, 2002 were approximately $120 million, resulting in net income of approximately $4.4 million. Approximately 86% of the Company's 2002 sales were derived from customers in the United States, where seven of the Company's eleven manufacturing facilities are located.


         FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS ($000 USD)

       By geographic region:

                                                        2002                   2001                 2000
===========================================================================================================
 Sales:
     United States                                $     103,340         $    96,410          $    89,131
     Canada                                              16,170              15,214               15,833

-----------------------------------------------------------------------------------------------------------
                                                  $     119,510         $   111,624          $   104,964
===========================================================================================================

 Capital assets and goodwill:
     United States                                $      24,884         $    25,806          $    25,883
     Canada                                               7,761               7,044                7,125
     Corporate                                            1,602               1,968                1,370

-----------------------------------------------------------------------------------------------------------
                                                  $      34,247         $    34,818          $    34,378
===========================================================================================================



 By operating segment:

                                                        2002                   2001                 2000
===========================================================================================================

 Sales:
     Packaging products                           $      85,324         $    80,354          $    73,114
     Pool products                                       34,186              31,270               31,850

-----------------------------------------------------------------------------------------------------------
                                                  $     119,510         $   111,624          $   104,964
===========================================================================================================

 Depreciation and amortization:
     Packaging products                           $       4,296         $     4,226          $     2,938
     Pool products                                          778                 579                  549
     Corporate                                              921                 729                  548

-----------------------------------------------------------------------------------------------------------
                                                  $       5,995         $     5,534          $     4,035
===========================================================================================================

 Operating profit:
     Packaging products                           $      10,335         $     7,174          $    10,121
     Pool products                                        3,758               1,707                1,109
     Corporate                                           (4,819)             (3,210)              (3,946)

-----------------------------------------------------------------------------------------------------------
                                                  $       9,274         $     5,671          $     7,284
===========================================================================================================

 Total assets:
     Packaging products                           $      45,191         $    45,081          $    45,384
     Pool products                                       15,056              18,414               18,027
     Corporate                                            7,164               5,118                5,118

-----------------------------------------------------------------------------------------------------------
                                                  $      67,411         $    68,613          $    68,529
===========================================================================================================

 Capital expenditures:
     Packaging products                           $       4,385         $     4,212          $    10,539
     Pool products                                          460                 660                1,473
     Corporate                                              373                 424                  479

-----------------------------------------------------------------------------------------------------------
                                                  $       5,218         $     5,296          $    12,491
===========================================================================================================

     The Company's executive offices are located at 258 Attwell Drive, Toronto, Ontario, Canada M9W 5B2. Sales and marketing of pool products in the United States are directed from Youngstown, Ohio.

CORPORATE STRATEGY

     The Company has experienced dramatic growth in the last few years and, given the size of the market for its products, a significant increase in revenues may be achieved with a limited increase in the Company's market share.

     The Company's growth plan focuses both on internal growth and strategic acquisitions of companies with complimentary product lines and technologies, management strength and a presence in markets with potential for sales of complimentary products produced by the Company. Whether through internal growth or strategic acquisitions, the Company seeks to generate significant additional volume through existing or limited additional manufacturing, marketing, distribution and management resources by adding resources to further increase capacity. The Company's acquisition strategy seeks to complement and accelerate the pattern of internal growth.

Internal Growth

The Company's internal growth strategy consists of the following key elements:
    o Increased market penetration
    o Expanded manufacturing capacity to meet growing demand
    o Extended product assortment
    o New product development

     The Company seeks to gain competitive advantage within existing markets by offering an extended range of products manufactured. In this way, the Company will make increasingly cost-effective use of its existing sales and distribution network and enable distributors to reduce their supplier list.

     External Growth The Company seeks to acquire companies engaged in the design, manufacture and marketing of related products to utilize and rationalize existing manufacturing, marketing, distribution and management resources and accelerate the pattern of internal growth discussed above. Acquisitions may include purchases, mergers, strategic alliances or joint ventures.

     In analyzing potential acquisitions and/or joint ventures, the Company focuses on companies with complimentary product lines and technologies, earnings growth, management strength and a presence in markets with potential for sales of complimentary Company products.


BUSINESS TRENDS

Protective Packaging

     The market for packaging products is growing and this trend is expected to continue. Growth in the demand for air bubble and polyethylene foam packaging products has been achieved as users recognize the advantages in cost and protection over alternative packaging material such as paper or styrene chips. The Company's focus is on product quality and range, and on customer service and support. The Company continues to expand its product line by expanding the marketing program to markets such as the e-commerce, technology and automotive industries.

The following are some of the Company's major packaging products:

 BUBBLE

     Durabubble's(R) unmatched burst strength makes it the toughest bubble in the industry. It is the ideal solution for cushioning, void-filling and surface protection. Durabubble has been designed to perform under pressure.

Available in:
 Standard and Anti-static rolls
 Box-A-Bubble(R) and Handi-Pak dispensers
 Duramask(TM) adhesive and Durabond(TM) cohesive
 Durakraft and DuraMover laminate
 E-Z Seal Pouches
 Endurabble(TM) tri-web
 Anti-static shielding

 MAILERS

     Our Mailers combine excellent cushioning with a variety of rugged exteriors. Each mailer can be custom printed to suit any promotional or advertising need. Our Ecolite mailer is made from a tough paper exterior and provides superb cushioning and protection while our fully recyclable eCom Mailer(TM) is an easy-to-use protective shipping container perfectly suited for e-commerce transactions. All our mailers are lightweight and provide low-cost shipping protection for a wide variety of products.


 Available in:
  Ecolite(R) golden kraft bubble mailer
  eCom(TM) polyethylene bubble mailer
  Fastpak(R) polyethylene courier mailer
  Decolite decorative bubble mailer

 FOAM

     The superiority of Starfoam(R) is the result of advanced technology of its cell structure, which makes the product resistant to punctures and tears. This makes Starfoam the perfect solution for surface protection and cushioning.

 Available in:
  Standard and Anti-Static Rolls
  Pouches and Sheets
  Starmask(TM) adhesive and Starbond(TM) cohesive
  Lamifoam(R) poly-laminate
  Starkraft(TM) laminate
  Lamifilm(R) bags
  Starnet(R) woven laminate
  Starmover(R) ventilated laminate

 SYSTEMS

     Each of Polyair's system solutions has been engineered to be highly efficient and user friendly. The Airspace(R) Inflatable Pillow Packaging System provides on-demand air pillows for cushioning and void filling. This technology can be integrated into conveyor packaging lines via a standard or custom engineered shuttle delivery system. The TotalFoam foam-in-place system provides expanding polyurethane foam for blocking, bracing and void-filling.

 Available in:
  AirSpace(R)unit and accessories
  TotalFoam(TM)unit and accessories

 INSULATION

     Flexfoil(R) and Flexotherm(R) are uniquely designed products for the construction industry and are now finding uses within OEM markets where they help extend shipping cycles of temperature sensitive products. Both products have an aluminum outer surface, which reflects up to 97% of radiant heat back to its source.

 Available in:
  Flexfoil(R)
  Flexotherm(R)

 Pool Products

     The Company continues to experience growth from its pool products due to the growth of its customer base and new products.

     The  Company's  primary  focus  has  been  after-market,   maintenance  and
accessory products such as solar covers, safety covers, pool liners, winter covers and flotation cushions.

The following table highlights the Company's major pool products:

Aqua Cover(R) Solar Blankets

     Bubble blanket floats on swimming pool to conserve heat and energy.

Aqua Cover(R) Solar  Blanket Reel Systems

     Enables one person to manually remove solar blanket from pool.Increases solar blanket life.

Aqua Foam(R) Polyethylene Wall Lining Foam

     Lines the inside walls of a swimming pool before a vinyl liner isinstalled.

Molly Brown(R) Floatation Cushions

     Unsinkable float filled with 20,000 individual air cells. 100-year no-sink warranty.

Aqua Cover(R) Leaf Nets

     Open mesh cover keeps leaves and debris out of the pool in spring and fall.

Aqua Cover(R) Winter Covers

     Triple polyethylene laminate covers for winter pool protection.

Aqua Cover(R) Water Tubes

     Vinyl tubes filled with water to hold down winter cover.

Aqua Liner(R) Vinyl Liners

     PVC vinyl lining, available in many attractive patterns, installed in pool to hold water.

Secur-A-Pool(R) Safety Cover System

     Visually   appealing  mesh  pool  cover  consisting  of  strap  and  spring suspension system which supports sufficient weight to protect pool from accidental intrusion.

Secur&Clean(R) Solid Pool Protection Systems

     Similar to above, features a non-porous fabric. Keeps poolcleaner, while still providing protection.

Summer Fun(R) Above Ground Pools

     Easy to install, reasonably priced pools. Named for the reasonfamilies purchase pools.

Secur-A-Matic(R) Automatic Safety Cover

     One touch of a button rolls this premium electronic safety coveron or off the pool.

Protect-A-Pool(R) Above Ground Fencing

     Resin above ground fencing with optional gate. Fits all sizesand styles of above ground pools.

Protect-A-Pool(R) In-Ground Removable Safety Fence

     Removes and installs in minutes and is ideally suited for anyenvironment . The fence has a climb resistant surface.


Raw Materials

     The principal raw materials used in the Company's operations include polyethylene resins and film, vinyl, polypropylene and polyethylene laminated fabric, polyethylene foam, aluminum and kraft paper. The Company purchases these materials from a variety of suppliers and is not dependent on any one supplier for its raw material requirements.

Sales and Marketing

     The Company retains 70 sales representatives who effectively market the Company's products through some 3,000 distributors across North America. These distributors re-sell the Company's products to end-users along with a wide variety of other products.

     The Company manufactures a variety of private label packaging products for large office supply distributors who re-sell to major retailers. With respect to its pool products, the Company has developed a variety of strategic relationships with large retailers such as Canadian Tire Corporation Limited and Leslie's Poolmart, a leading U.S. specialty retailer of swimming pool supplies and related products.

     The Company participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. To locate distributors, the Company utilizes directories of distributors and data provided by buying groups to which many of the Company's existing distributors belong, in addition to receiving unsolicited inquiries from distributors seeking to market the Company's product lines.

     The Company has no long-term contracts for the distribution of its products and, in the fiscal year ended October 31, 2002, no customer accounted for more than 10% of the Company's revenues.

     The Company's warranty policy in respect of Cantar-branded pool products line is generally to replace any product that fails within one year of purchase and pro-rated replacement after such date. Warranty expenses have not had a material effect historically and are not anticipated to be material in the future.

     Inasmuch as the Company does not sell goods on consignment, product returns have not been significant. In the ordinary course of business, goods are returned only as the result of misshipment or quality related problems. Product returns have not had a material effect historically and are not anticipated to be material in the future.

     Order cancellations are not common and do not present any significant problem, in part because the Company's goods are not color or style dependent.

Properties

     The Company has nine leased office and/or manufacturing facilities in the following locations:

--------------------------------------------------------------------
                          Leased Space
--------------------------------------------------------------------
---------------------------------------------------- ---------------
                          (Approx. Sq. Ft.)          Expiry(1)
Atlanta, Georgia          84,900                     October, 2005

Carlstadt, New Jersey     75,000                     April, 2007

Chicago, Illinois         145,000                    March, 2006

Cobourg, Ontario          30,900                     March, 2008

Corona, California        69,200                     March, 2006

Dallas, Texas             49,000                     June, 2003

Toronto, Ontario          93,250                     November, 2006

Toronto, Ontario          122,000                    July, 2004

Toronto, Ontario          35,200                     December, 2004


     In addition, the Company owns its 156,000 square foot facility in Youngstown, Ohio and its 94,000 square foot facility in Bardstown, Kentucky.

(1) The Leases relating to two of the Toronto facilities, and to the Atlanta facility provide the Company with an option to renew for an additional five-year term. Although the leases relating to the other facilities are not renewable at the Company's option, management does not anticipate the renewal of these leases or any relocation, if necessary, to result in any material loss or disruption to the Company's business or financial condition. In regards to the Dallas facility, the Company is in final negotiations to lease a new 70,000 sq. ft. facility located near the current facility.

Atlanta, Georgia

Manufactures and/or distributes a full range of the Company's packaging products

Bardstown, Kentucky
Manufactures and distributes polyethylene foam.

Carlstadt, New Jersey
Manufactures and/or distributes a full range of the Company's products.

Chicago, Illinois
Manufactures and/or distributes a full range of the Company's packaging products

Cobourg, Ontario
The company manufactures polystyrene moulded packaging and construction products

Corona, California
Manufactures and distributes both packaging and pool products.

Dallas, Texas
Manufactures and/or distributes a full range of the Company's packaging products

Toronto, Ontario - 3 locations

Manufactures and/or distributes a full range of the Company's products at two of its Toronto locations, and manufactures polyethylene film, which is utilized in the manufacture of various of the Company's products. The third location is the head office of the company that also has a small manufacturing area.

Youngstown, Ohio
Manufactures safety covers, liners and polyethylene foam.

Employees

     The current level of full time and contract employment is approximately 872, including 250 salaried and 622 hourly employees. Currently, approximately 67 employees in Chicago and 37 in New Jersey and 131 employees in Toronto are unionized (at peak periods). The collective bargaining agreements relating to the Company's unionized employees expire in June 2005, January 2005 and October 2004 respectively. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

Environmental Regulation

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

Patents and Trademarks

     The Company owns several patents. The most important are for our new proprietary Air Space Pillow Packaging System, our recently obtained patent for our Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. Our automatic safety cover system provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables the Company to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season.

Information Systems

     The Company operates a centralized database on an IBM AS400 with off-the-shelf customized software to handle general ledger, accounts receivable, accounts payable, order tracking, invoicing, etc. The individual plants are on line via a wide area network to the AS400 in Toronto. As with most systems of this type, regular upgrades are required for the AS400 system.

Industry and Competition

     In packaging, the Company participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation which will provide strategic acquisition opportunities.

     The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, the Company's largest competitors are Sealed Air Corporation, with 2002 world wide revenues of US$3.2 billion, and Pactiv Corporation with 2002 world wide revenues of US$2.9 billion.

     Based on statistics provided in the most recent pool and spa market study available from the National Spa and Pool Institute, the Company considers itself a leading North American supplier of solar pool covers. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. The Company believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

Seasonality

     Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks through regional expansion and product line diversification in the major markets of the US and with new product introductions and innovation.

Item 4. Selected Consolidated Financial Information
(in thousands of U.S. dollars, except per share figures)

SUMMARY OF OPERATING DATA
                                                                Year Ended October 31
                            2002                  2001                  2000                  1999                  1998
Sales                    $ 119,510             $ 111,624             $ 104,964             $ 83,431              $ 68,985
Earnings before             15,269                11,205                11,319                7,710                 5,335
interest, taxes
depreciation and
amortization
Operating Profit             9,274                 5,671                 7,284                5,131                 3,152
Net Income                   4,449                 1,665                 3,126                2,365                 1,451
Cash provided by         $  16,827             $   6,710             $   1,165             $  8,163              $  5,868
(used in)
Operation
Weighted Average         6,206,311             6,232,052             6,571,400            6,719,940             6,819,868
Number of Shares
Outstanding (Basic)
Earnings Per Share            0.72                  0.27                  0.48                 0.35                  0.21
(Basic)


SUMMARY OF BALANCE SHEET DATA
(in thousands of U.S. dollars)
                                                                As at October 31
                           2002                    2001                 2000                   1999                 1998
Working Capital          $  10,416             $  (3,871)            $   6,052             $  6,892              $  8,049
Total Assets                67,411                68,613                68,529               52,214                49,205
Total Debt                  21,910                30,660                30,854               19,714                22,564
Additions to Plant       $   5,218 $               5,296             $  12,491             $  6,830              $  7,228
and Equipment

Quarterly Financial Results
For the Quarters Ending
In (000's) USD, Except Per Share Amounts

                January31,    April 30,    July 31,     October 31,  January 31,   April 30,
                 2000         2000         2000          2000          2001         2001
Net Sales       19,126       25,680        28,706        31,452       23,735        26,948

Earnings          (296)       1,028         1,043         1,351         (479)           12
Before
Extraordinary
Items

Per Share        (0.04)        0.15          0.16          0.21        (0.07)         Nil
  Basic

Per Share        (0.04)        0.15          0.16          0.21        (0.07)         Nil
  Diluted

Net Income        (296)       1,028         1,043         1,351         (479)           12

Quarterly Financial Results
For the Quarters Ending
In (000's) USD, Except Per Share Amounts
(continued)

                   July 31,     October 31,   January 31,    April 30,     July 31,      October 31,
                       2001         2001          2002         2002          2002          2002
Net Sales            29,918        31,023        23,751       29,647        31,871       34,241

Earnings                491         1,641            70        1,129         1,400        1,850
Before
Extraordinary
Items

Per Share              0.07          0.27          0.01         0.18         0 .23         0.30
  Basic

Per Share              0.07          0.27          0.01         0.18         0 .22         0.29
  Diluted

Net Income              491         1,641            70        1,129         1,400        1,850


     The Company currently does not anticipate paying dividends on its Common Shares in the foreseeable future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.

Item 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Fiscal Year Ended October 31, 2002
Compared to Fiscal Year Ended October 31, 2001

     The company's net sales for the period ending October 31, 2002 of $119.5 million increased by 7% or $7.9 million over the comparable period in 2001. The increase in net sales reflects increased unit volumes for certain products, partially offset by changes in product mix and lower average selling prices for certain products.

     Sales of packaging products increased 6% to $85.3 million from $80.4 million in the comparable 2001 period. Sales of products for use in the logistic and fulfillment market continued to contribute significantly to the increase in packaging sales partially offset by lower average selling prices for certain products.

     Sales of pool products increased 9% to $34.2 million from $31.3 million in the comparable 2001 period. Sales increased due to higher unit volumes in the majority of the product lines.

     Gross profit for the year increased 21% to $28.4 million from $23.5 million in the comparable 2001 period. As a percent of sales, gross profit for the year, increased to 24% compared to 21% in the comparable period of 2001. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

     Selling and general administrative expenses increased by 7% from the comparable period in 2001. As a percentage of sales, selling and administrative expenses increased by 0.1% during the year over the comparable period in 2001. The variance was due to higher compensation costs over the prior year.

     Operating profit increased by $3.6 million to $9.3 million for the year compared to $5.7 million for the comparable period in 2001. As a percentage of sales, operating profit for the year, increased to 8% compared to 5% in the comparable period of 2001. This increase was due to improved manufacturing efficiencies, favorable product mix and higher overhead absorption due to increased sales volumes.

     Net interest expense decreased by 35% to $1.7 million for the year compared to $2.6 million in the comparable period of 2001, due to lower average borrowings and lower interest rates.

Fiscal Year Ended October 31, 2001
Compared to Fiscal Year Ended October 31, 2000

     Sales for the year ended October 31, 2001, at $111.6 million increased 6.3% or $6.7 million over the comparable period in 2000. The increase in net sales primarily reflects increased unit volumes from acquisitions in 2000 and products introduced in fiscal 2000.

     Sales of packaging products increased 10% to $80.3 million, while sales of pool products decreased 2% to $31.3 million. The increase in sales of packaging products is due primarily to the acquisition of the assets of Accent Packaging in 2000. Pool product sales were negatively impacted as a result of the adverse spring weather in our major markets.

     Operating earnings before interest, taxes, depreciation and amortization (EBIDTA) at $11.2 million were down slightly from $11.3 million in 2000.

     Cost of sales increased by 7.4% over the comparable period in 2000 as a result of higher net sales and manufacturing overhead expenses related to the Company's expansion in anticipating of higher volumes in fiscal 2001.

     Selling and administrative expenses increased to 15.9% from 14.9% in 2000 due primarily to increased support costs related to the AirSpace product line.

     Operating profit decreased to $5.7 million from $7.3 million in 2000. The decrease was mainly due to the lower gross margin and increased support costs.

     Interest expense for both our long-term debt and other interest, increased as a result of higher average borrowings in 2001.

Liquidity and Capital Resources

     The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

     At October 31 2002, the company had total debt, net of cash and short-term investments, of $18.9 million compared to $29.8 million at the end of fiscal 2001. Unused available borrowing capacity was approximately $8.8 million at the end of 2002 compared to $6.3 million in the previous year.

     Accounts receivable decreased slightly from October 2001. The year over year decrease is due to improved collections over the last week of the year. Days sales outstanding was 48 days compared to 53 days over the same period in 2001. Inventories decreased by $2.9 million to $10.8 million from $13.7 million in the previous year due to a reduction in seasonal pool products and lower resin inventory levels held at year-end. Total inventory turnover increased to
8.4 times in 2002 from 6.4 times in 2001.

     Cash provided by operations before changes in working capital improved by $2.0 million to $9.9 million from $7.9 million in 2001 and investment in working capital decreased by $6.9 million. Cash generated from operations was used to pay down the bank indebtedness and financed the $5.2 million investment in new equipment.

     The company entered into a new $56 million multi-year credit facilities in June 2002 with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance Inc. to replace its current facility. The credit utilization of the new facility was approximately $24 million at funding date and is currently at $18.9 million.


Risk and Uncertainties

     The Company's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of the Company's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

     The Company purchases goods and services in both functional currencies. To reduce exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimate currency requirements and consultation with the Company's financial advisors. The Company periodically uses derivative financial instruments, including swaps, forward contracts and options to manage these foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.

     Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

     Consistent with other businesses, the Company faces a certain degree of risk arising from sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

     The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.

Critical Accounting Policies and Estimates

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. A reconciliation of generally accepted accounting principals in Canada to those of the United States has been provided in note 17 to the Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

     Future Income taxes- The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

Changes in Accounting Policies

     During 2002, the Canadian Institute of Chartered Accounts issued several new accounting pronouncements, the impact of which the Company is currently assessing (See notes 1(o) and 17(f) to the Consolidated Financial Statements).

Item 6. Market for Securities

     The Company's Common Shares are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Item 7. Directors and Officers

The Directors of the Company are as follows:

   Name and Municipality       Principal Occupation(1) Date Service Commenced(2)
   of Residence
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Fred A. Litwin              President of Forum Financial        1996
   Toronto, Ontario            Corporation
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Henry Schnurbach            President and Chief Executive       1996
   Toronto, Ontario            Officer of the Company
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Alan Castle                 President, Packaging Sales and      1996
   Toronto, Ontario            Marketing of the Company
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Daniel S. Tamkin            President                           1996
   Long Island, New York       Camtx Corporation
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Sol D. Nayman               Partner                             1996
   Toronto, Ontario            Hill Gertner Mimran Nayman
   --------------------------- ----------------------------------- -----
   --------------------------- ----------------------------------- -----
   Sidney Greenberg            Vice President                      1996
   North York, Ontario         Astral Media
   --------------------------- ----------------------------------- -----

(1) Each of the Directors other than Messrs. Tamkin and Nayman has held his principal occupation for the past 5 years. Prior to November 1997, Mr. Tamkin's principal occupation was Executive Vice-President of Forum Financial Corporation. Prior to September, 2000, Mr. Nayman's principal occupation was Executive V.P. of Club Monaco Inc.

(2) The term of office of each director expires at the Company's next annual meeting of shareholders.

(3) The Company has an Audit Committee comprised of Messrs. Tamkin, Nayman and Greenberg, a Compensation Committee comprised of Messrs. Litwin, Nayman and Greenberg and a Corporate Governance Committee comprised of Messrs. Nayman and Greenberg.

The Officers of the Company are as follows:

Name and Municipality of Residence      Position with the Company             Principal Occupation
--------------------------------------- ------------------------------------- -------------------------------------
Henry Schnurbach                        President and Chief Executive         President and Chief Executive
Toronto, Ontario                        Officer                               Officer of the Company
                                        Polyair Inter Pack Inc.

John Foglietta                          Chief Financial Officer               Chief Financial Officer of the
Ancaster, Ontario                       Polyair Inter Pack Inc.               Company

Daniel S. Tamkin                        Secretary                             Chief Operating Officer of Ntex
Long Island, New York                   Polyair Inter Pack Inc.               Incorporated

Alan Castle                             President, Packaging Sales and        President, Packaging Sales and
Toronto, Ontario                        Marketing, Cantar/Polyair Corp.       Marketing of the Company

Gary Crandall                           President, Pool Sales and Marketing   President, Pool Sales and Marketing
Cortland, Ohio                          Cantar/Polyair Corp.                  of the Company

Kevin Day                               Chief Financial Officer               Chief Financial Officer
Toronto, Ontario                        Polyair Packaging                     Polyair Packaging

Ray Vershum                             Regional Vice-President,              Regional Vice-President,
Youngstown, Ohio                        Manufacturing                         Manufacturing, Cantar/Polyair Corp.
                                        Cantar/Polyair Corp.

Chris Bartlett                          Vice-President Engineering            Vice-President Engineering,
Mississauga, Ontario                    Cantar/Polyair Canada Limited         Cantar/Polyair Canada Ltd.

Martin De Groot                         President, PSC Moulding Corporation   President, PSC Moulding Corporation
Toronto, Ontario

Jerry Vanderwerff                       Vice-President, PSC Moulding          Vice-President, PSC Moulding
Toronto, Ontario                        Corporation                           Corporation


Item 8. Additional Information

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders which involve the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Chief Financial Officer of the Company.








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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June    2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer